UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated August 13, 2025 announcing the release of the registrant’s financial results for the 2nd quarter 2025.

TURKCELL

İLETİŞİM HİZMETLERİ

SECOND QUARTER 2025 RESULTS

Sustained Strong Performance

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company” or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”) unless otherwise stated.

•	Our revenue segmentation was revised as of Q1 2025. Within this scope, all past data have been restated for comparability purposes. For a comprehensive explanation, please refer to the Press Release and the Excel file for Q1 2025, available on the Turkcell IR website.

•	We have three reporting segments:

o	"Turkcell Türkiye," which comprises our telecom, digital services, and digital business services related businesses, retail channel operations, smart devices management, and consumer electronics sales through digital channels in Türkiye. All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only unless otherwise stated. The terms "we," "us," and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which primarily comprises our international, energy businesses, non-group call center, and intersegment eliminations.

•	This press release provides a year-on-year comparison of our key indicators. Figures in parentheses following the operational and financial results for June 30, 2025, refer to the same item as of June 30, 2024. For further details, please refer to our consolidated financial statements and notes as of and for June 30, 2025, accessible via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the second quarter of 2024 and 2025 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release, totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons in this press release reflect mathematical calculations.

2

NOTICE

This press release contains the Company’s financial information for the period ended June 30, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29”). Therefore, the financial statement information included in this press release for the periods presented is expressed in terms of the purchasing power of the Turkish Lira as of June 30, 2025. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of June 30, 2025. Comparative financial information has also been restated using the general price index of the current period.

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for consolidated revenue growth, data center and cloud revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2025. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control, particularly in relation to macroeconomic indicators, such as expected inflation levels, that may not be realized or achieved. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe,” “continue,” and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance, or achievements to differ materially from our future results, performance, or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward- looking statements, see our Annual Report on Form 20-F for 2024 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees, or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

3

FINANCIAL HIGHLIGHTS

TRY million	Q224	Q225	y/y%		H124	H125	y/y%
Revenue	47,150	53,022	12.5%		92,274	103,866	12.6%
EBITDA[1]	20,105	23,086	14.8%		38,777	45,304	16.8%
EBITDA Margin (%)	42.6%	43.5%	0.9	pp	42.0%	43.6%	1.6	pp
EBIT[2]	6,322	8,818	39.5%		11,479	17,525	52.7%
EBIT Margin (%)	13.4%	16.6%	3.2	pp	12.4%	16.9%	4.5	pp
Net Income	3,922	4,201	7.1%		7,779	7,468	(4.0%)

SECOND QUARTER HIGHLIGHTS

•	In line with the dividend resolution adopted at the 2024 Annual General Assembly, the first installment of dividend, amounting TRY4.0 billion, was distributed to shareholders on June 20, 2025.

•	Solid financial performance surpassed expectations

o	Group revenues increased by 12.5% year-on-year primarily due to Turkcell Türkiye’s strong ARPU growth as well as the increase in hardware revenues supported by digital business services. The Techfin segment also contributed positively to group revenues, posting a solid 23.1% growth. Meanwhile, our Data Center & Cloud business — a key pillar of our strategy — delivered 53.2% year-over-year growth, further reinforcing our confidence in its long-term potential.

o	EBITDA[1] increased by 14.8%, leading to an EBITDA margin of 43.5%, marking a yearly improvement of 0.9pp; EBIT[2] was up by 39.5%, resulting in an EBIT margin of 16.6%.

o	Profit from continuing operations recorded remarkable growth of 36.8%, generating TRY4.4 billion. Net income rose by 7.1% to TRY4.2 billion.

o	Net leverage[3] level at 0.29x, indicating a healthy position compared to peers

o	Net short FX position of US$102 million in line with our neutral FX definition, which is between plus and minus US$200 million

•	Supporting both engines of growth – proactively managing the subscriber portfolio in intense market conditions and consistently delivering real ARPU growth

o	Recorded the highest mobile postpaid net additions in 5.5 years – 816 thousand

o	Dedicated postpaid focus – 78% postpaid subscriber base share

o	20 thousand total fiber net additions, including resell operations

o	Sustained real ARPU growth in a volatile environment; Mobile ARPU[4] growth of 9.8%, residential fiber ARPU growth of 17.5%

o	6.1 million total homepasses; 67 thousand new fiber homepasses this quarter

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and equals EBITDA minus depreciation and amortization expenses.

(3) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation, and this change has been reflected in previous quarters’ figures

(4) Excluding M2M

4

COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

Delivering Strong Results in the Second Quarter of 2025

We closed the first half of 2025 with robust results, supported by our superior infrastructure, the trust we have earned from our customers, and our steadfast commitment to strategic priorities. Even in a highly competitive environment, we sustained healthy and profitable growth while advancing Türkiye's digital transformation through targeted technology and infrastructure investments. This solid financial and operational performance strengthens our confidence in achieving our year-end targets.

In the second quarter, through tailored offers and pricing strategies designed specifically for each segment, we delivered the highest quarterly net subscriber additions on the postpaid side in the past five and a half years, while maintaining our profitability focus. Consolidated revenues in the second quarter rose 12.5% year-on-year to TRY 53.0 billion, driven by strong ARPU growth, an expanding subscriber base, and substantial contributions from our Techfin and digital business services. EBITDA1 increased 14.8% to reach TRY 23.1 billion, with the EBITDA margin improving by 0.9 percentage points year-on-year to 43.5%. Net income grew 7.1% compared with the previous year, reaching TRY 4.2 billion.

Healthy Growth Driven by Outstanding Subscriber Net Additions and Strong ARPU Performance

The competitive environment in the telecommunications sector remained as anticipated in the second quarter. Building on strong ARPU growth from the first quarter and leveraging the granular subscriber management model introduced this quarter, we executed our campaigns and offers with greater agility and precision, delivering a strong performance. By focusing on our customers’ needs and tailoring differentiated value propositions for specific sub-segments, we achieved 816 thousand net postpaid mobile subscriber additions in the second quarter - the highest figure in the past five and a half years. The share of postpaid subscribers in our total mobile base rose by 5 percentage points year-on-year to reach 78%. This increase, combined with targeted pricing adjustments and effective upselling efforts, drove a 9.8% rise in mobile ARPU (excluding M2M) in the second quarter. Reflecting our customer-focused innovation approach, we embraced the “Turkcell Solves It” mindset and, with the launch of the Tumbara service, continued to deliver solutions that make our customers’ daily lives easier. At the heart of our market-differentiating dynamic pricing and campaign strategies is our commitment to meeting customer demands and expectations. Guided by this focus, we will continue enhancing the service we provide to each customer in the coming period.

Meanwhile, by expanding our capacity and accelerating the fiberization of our base stations, we continued to strengthen our infrastructure for the arrival of 5G and invest in Türkiye’s digital future. On the fixed broadband side, we grew our network by connecting 67 thousand new households to our end-to-end fiber infrastructure. Including fiber services delivered over other ISPs' infrastructures (resell), we connected a total of 20 thousand new subscribers to fiber internet. The share of subscribers using speeds of 100 Mbps and above in our fixed segment rose by 16 percentage points year-on-year. Supported by our growth-driven strategy in the Turkcell fiber business, targeted price adjustments, and rising customer demand for high-speed internet, residential fiber ARPU posted a strong year-on-year increase of 17.5% in the second quarter.

Paycell: Driving Growth in the Techfin Segment

Our Techfin business, comprising the Paycell and Financell brands, accounts for 6% of our consolidated revenues and continued to make a strong contribution to group performance, growing by 23.1% in the second quarter. Paycell, which enables customers to securely manage their daily financial needs - from mobile payments to investments, and from bill payments to money transfers - all within a single app, has become the driving force of our Techfin segment, achieving revenue growth of 35.8%. This performance was fueled primarily by increased volume in our POS business and the addition of new customers.

Addressing the diverse financing needs of its customers, Financell continued to expand its product portfolio during the period with loan offerings designed to improve access to consumer technology. In the first quarter, we launched the foreign currency loan module. In addition, the “Small Business Device Loan” product - tailored for sole proprietors within the consumer segment - now provides access to both financing and device insurance. Supported by higher average interest rates, Financell’s revenues rose 4.7% year-on-year, while net interest margin (NIM) improved by 2.9 percentage points to reach 4.9%.

5

Leading Türkiye’s Tech and Communications Landscape with a Clear Sense of Responsibility

We continue to see rising demand in the data center and cloud business, where we have been investing for years with the aim of positioning our country as a regional data hub. Each quarter provides further confirmation of the strength of our strategic positioning. Backed by years of expertise, Turkcell maintains its leadership and continues to expand in the data center industry. Driven by strong market demand and the successful monetization of past capacity investments, data center and cloud revenues rose by a solid 53.2% year-on-year.

As part of our investment strategy in key areas such as data centers, cloud technologies, and renewable energy, we signed murabaha financing agreements with leading financial institutions in the Gulf region during the second quarter. These agreements - our first based on interest-free (Islamic) financing from the Gulf region - both diversify our debt portfolio and underscore Turkcell’s strong reputation in international markets. We are confident these steps will strengthen our long-term strategic investments and make a significant contribution to our country’s development.

As Türkiye’s leading technology and communications company, we continue forward with determination, fully aware of the responsibilities entrusted to us. I would like to extend my sincere thanks to our Board of Directors for their strategic guidance, to all Turkcell employees for their dedication, and to our customers and partners for their continued trust and collaboration.

(1) EBITDA is a non-GAAP financial measure. For details on how we calculate Adjusted EBITDA and its reconciliation to net income, please refer to page 14.

6

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

	Quarter				Half Year
Profit & Loss Statement (million TRY)	Q224	Q225	y/y%		H124	H125	y/y%
Revenue	47,150.2	53,021.9	12.5%		92,273.9	103,865.5	12.6%
Cost of revenue[1]	(22,041.1)	(24,311.2)	10.3%		(43,925.1)	(47,202.5)	7.5%
Cost of revenue1/Revenue	(46.7)%	(45.9)%	0.8	pp	(47.6)%	(45.4)%	2.2	pp
Gross Margin[1]	53.3%	54.1%	0.8	pp	52.4%	54.6%	2.2	pp
Administrative expenses	(1,617.2)	(1,975.4)	22.1%		(3,317.0)	(4,095.9)	23.5%
Administrative expenses/Revenue	(3.4)%	(3.7)%	(0.3	)pp	(3.6)%	(3.9)%	(0.3	)pp
Selling and marketing expenses	(3,047.8)	(3,341.5)	9.6%		(5,621.4)	(6,749.5)	20.1%
Selling and marketing expenses/Revenue	(6.5)%	(6.3)%	0.2	pp	(6.1)%	(6.5)%	(0.4	)pp
Net impairment losses on financial and contract assets	(339.5)	(308.0)	(9.3)%		(633.6)	(513.7)	(18.9)%
EBITDA[2]	20,104.6	23,085.8	14.8%		38,776.7	45,303.9	16.8%
EBITDA Margin	42.6%	43.5%	0.9	pp	42.0%	43.6%	1.6	pp
Depreciation and amortization	(13,782.6)	(14,267.8)	3.5%		(27,298.0)	(27,779.0)	1.8%
EBIT[3]	6,321.9	8,817.9	39.5%		11,478.7	17,524.8	52.7%
EBIT Margin	13.4%	16.6%	3.2	pp	12.4%	16.9%	4.5	pp
Net finance income / (costs)	(2,011.5)	(1,341.2)	(33.3)%		(1,776.1)	(1,720.8)	(3.1)%
Finance income	2,122.2	2,891.5	36.3%		5,522.4	7,085.3	28.3%
Finance costs	(5,759.9)	(5,058.9)	(12.2)%		(12,800.8)	(10,648.7)	(16.8)%
Monetary gain / (loss)	1,626.2	826.1	(49.2)%		5,502.3	1,842.6	(66.5)%
Other income / (expenses)	(283.6)	(194.5)	(31.4)%		(603.3)	(671.2)	11.3%
Share of loss of equity accounted investees	(1,028.9)	(1,204.2)	17.0%		(1,110.8)	(2,120.1)	90.9%
Income tax expense	209.4	(1,690.1)	(907.1)%		(1,723.7)	(5,357.6)	210.8%
Profit from continuing operations	3,207.3	4,387.9	36.8%		6,264.8	7,655.2	22.2%
Profit /(loss) from discontinued operations	713.2	(187.4)	(126.3)%		1,504.7	(187.4)	(112.5)%
Non-controlling interests	1.8	-	(100.0)%		9.7	-	(100.0)%
Net Income	3,922.3	4,200.5	7.1%		7,779.2	7,467.8	(4.0)%

(1) Excluding depreciation and amortization expenses

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and equals EBITDA minus depreciation and amortization expenses.

Revenue of the Group rose 12.5% year-on-year in the second quarter of 2025. This resulted from the strong ARPU performance of Turkcell Türkiye with a growing postpaid subscriber base, effective upsell efforts and solid Techfin business performance of 23.1% on a yearly basis.

In the second quarter, the Turkcell Türkiye4 segment was the main driver of this performance, accounting for 91% of Group revenues and rising 11.8% to TRY48,220 million (TRY43,143 million).

–	Consumer business, representing 75% of Turkcell Türkiye, delivered 9.6% growth. Price increases, subscriber growth in mobile and fixed services, and strong upselling efforts supported this performance.

–	Corporate revenues, comprising 19% of the segment, increased by 27.3% thanks to high demand on Data Center & Cloud services and strong performance in hardware sales. Notably, Digital Business Services revenues increased by 39.1%, while the Data Center & Cloud business, a sub-segment of Digital Business Services, recorded 53.2% growth in the second quarter.

–	Wholesale revenues were up 1.1% to TRY2,305 million (TRY2,279 million).

(4) Our revenue segmentation was revised as of Q1 2025. Within this scope, all past data have been restated for comparability purposes. For a comprehensive explanation, please refer to the Press Release and the Excel file for Q1 2025, available on the Turkcell IR website.

7

Techfin segment revenues, accounting for 6% of Group revenues, grew by 23.1% to TRY2,916 million (TRY2,369 million). Paycell continued its strong growth momentum, recording 35.8% year-on-year growth in Q225. For details, please refer to the Techfin section.

Other1 segment revenues, comprising 4% of the Group’s top-line, which mostly include international business, energy business and non-group call center revenues, rose by 15.2% to TRY1,886 million (TRY1,638 million).

Cost of revenue (excluding depreciation and amortization) decreased to 45.9% (46.7%) as a percentage of revenues for the second quarter of 2025. This was driven by the decline in personnel expenses (1.6pp), interconnection cost (0.4pp), funding cost (0.3pp), energy expenses (0.3pp) and other cost items (0.5pp), while the increase in cost of goods sold (1.7pp) and mobile payment expense (0.5pp) as a percentage of revenues.

Administrative expenses increased to 3.7% (3.4%) as a percentage of revenues for this quarter. The primary driver of this increase was the rise in personnel expenses.

Selling and marketing expenses slightly decreased to 6.3% (6.5%) as a percentage of revenue.

Net impairment losses on financial and contract assets were at 0.6% (0.7%) as a percentage of revenue in Q225.

EBITDA2 increased by 14.8% year-on-year in Q225 leading to an EBITDA margin of 43.5% with a 0.9pp improvement (42.6%).

–	Turkcell Türkiye EBITDA was up by 13.6% to TRY21,838 million (TRY19,220 million), resulting in an EBITDA margin of 45.3% (44.5%).

–	Techfin segment EBITDA increased by 16.7% to TRY734 million (TRY630 million) with a 1.4pp contraction in EBITDA margin to 25.2% (26.6%). Lower funding costs more than compensated for the increase in mobile payment costs in Q225 as a percentage of revenues. The EBITDA contraction stemmed mainly from cost of collection risk management.

–	EBITDA of Other was at TRY513 million (TRY255 million).

Depreciation and amortization expenses increased by 3.5%, amounting to TRY14,268 million (TRY13,783 million).

Net finance costs decreased to TRY1,341 million (TRY2,011 million) in the second quarter of 2025, despite the monetary gain item’s contribution being almost halved. This was driven mainly by decreasing net FX loss to TRY2,022 million (TRY2,710 million) and effective balance sheet management.

See Appendix A for details of net foreign exchange gain and loss.

Other expenses were TRY195 million (TRY284 million) in Q225.

Income tax expense amounted to TRY1,690 million (TRY209 million income) in Q225. This variance can be attributed to higher corporate tax, amounting TRY3,667 million, as the company's statutory financials reflected a tax-paying position. Deferred tax income rose to TRY1,977 million and partially offset corporate tax.

Profit from continuing operations delivered a solid performance, rising by 36.8% to TRY4,388 million (TRY3,207 million) in the second quarter of the year. As stated above, strong EBITDA, driven by robust operations, and lower net finance costs supported net income, while income tax expense had an adverse impact.

Net income of the Group was up by 7.1% to TRY4,201 million (TRY3,922 million) in the second quarter of the year. Notably, discontinued operations contributed TRY713 million to net income in the same period last year due to the sale of our Ukrainian business.

(1) Our revenue segmentation was revised as of Q1 2025. Within this scope, all past data have been restated for comparability purposes. For a comprehensive explanation, please refer to the Press Release and the Excel file for Q1 2025, available on the Turkcell IR website.

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

8

Total cash & debt: Consolidated cash as of June 30, 2025, increased to TRY116,601 million, from TRY80,428 million as of December 31, 2024. Through the Eurobond issuance at the beginning of the year, we secured the financing required for the 5G auction in advance and on favorable terms. On the other hand, we distributed the first installment of dividends to our shareholders on June 20, 2025. Excluding FX swap transactions, 65% of our cash is in US$, 22% in EUR, 3% in CNY, and 9% in TRY.

Consolidated debt as of June 30, 2025, increased to TRY172,858 million from TRY121,738 million as of December 31, 2024. Note that TRY14,320 million of our consolidated debt comprises lease obligations. Additionally, 57% of our consolidated debt is in US$, 26% in EUR, 4% in CNY, and 12% in TRY.

Net debt1, as of June 30, 2025, increased to TRY25,371 million from TRY12,497 million as of December 31, 2024, with a net debt to EBITDA ratio of 0.29x.

Turkcell Group had a short net FX position of US$102 million at the end of this quarter (this figure takes hedging portfolio, advance payments and precious metal investments into account). The short FX position of US$102 million is in line with our FX neutral definition, which ranges from -US$200 million to +US$200 million.

Capital expenditures: Capital expenditures (CAPEX) amounted to TRY40,560 million in the first half of the year, with TRY24,231 million recorded in the second quarter. Operational capital expenditures (excluding license fees) accounted for 16.9% and 18.5% of total revenues in Q225 and H125, respectively.

	Half Year
Capital expenditures (million TRY)	H124	H125
Operational Capex	19,447.5	19,217.8
License and Related Costs	18.6	219.5
Non-operational Capex (Including IFRS15& IFRS16)	8,440.2	21,123.1
IFRS15	4,972.4	4,826.8
IFRS16	3,358.8	12,957.7
Other	109.1	3,338.6
Total Capex	27,906.3	40,560.4

(1) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation, and this change has been reflected in previous quarters’ figures

9

Operational Review of Turkcell Türkiye

	Quarters
Summary of Operational Data	Q224	Q125	Q225	y/y %		q/q %
Number of subscribers[1] (million)	43.2	43.1	43.5	0.7%		0.9%
Mobile Postpaid (million)	28.1	29.3	30.1	7.1%		2.7%
Mobile M2M (million)	4.7	5.3	5.4	14.9%		1.9%
Mobile Prepaid (million)	10.4	9.0	8.7	(16.3)%		(3.3)%
Turkcell Fiber[2] (thousand)	2,375.6	2,484.4	2,488.2	4.7%		0.2%
Resell Fixed Broadband[2] (thousand)	810.6	774.2	763.3	(5.8)%		(1.4)%
ADSL (thousand)	767.8	721.8	695.9	(9.4)%		(3.6)%
Cable (thousand)	38.1	33.1	31.3	(17.8)%		(5.4)%
Fiber (thousand)	4.7	19.3	36.0	666.0%		86.5%
Superbox[3] (thousand)	746.4	660.0	654.9	(12.3)%		(0.8)%
IPTV (thousand)	1,484.4	1,456.3	1,430.0	(3.7)%		(1.8)%
Churn (%)[4]
Mobile Churn (%)	1.5%	1.7%	2.2%	0.7	pp	0.5	pp
Fixed Churn (%)	1.2%	1.4%	1.7%	0.5	pp	0.3	pp
Average mobile data usage per user (GB/user)	18.6	17.9	19.2	3.2%		7.3%

(1) Includes mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2) As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through the infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability.

(3) Superbox subscribers are included in mobile subscribers.

(4) Churn figures represent average monthly churn for the respective periods.

ARPU (Average Monthly Revenue per User)	Quarters
(TRY, IAS29 Adjusted)	Q224	Q125	Q225	y/y %	q/q %
Mobile ARPU, blended	283.6	301.0	306.4	8.0%	1.8%
Mobile ARPU, blended (excluding M2M)	320.9	344.6	352.5	9.8%	2.3%
Postpaid	326.1	346.7	350.5	7.5%	1.1%
Postpaid (excluding M2M)	388.8	416.5	423.0	8.8%	1.6%
Prepaid	170.2	155.5	158.1	(7.1)%	1.7%
Fixed Residential ARPU, blended	350.8	394.1	414.7	18.2%	5.2%
Residential Fiber ARPU	355.8	399.7	418.2	17.5%	4.6%

As the market leader in the mobile segment, our primary objective is to sustain our strong market position. To this end, we adopt a dynamic and tailored approach to subscriber portfolio management by diversifying our value-added tariffs in line with evolving customer needs. This strategic focus drives robust net additions, reinforcing our industry leadership and contributes ARPU growth as well. As a consequence of this strategy, we managed to add 816 thousand postpaid subscribers, marking our strongest performance in over five years. The share of postpaid subscribers in the total mobile subscriber base has thus reached 78%, representing an annual increase of five percentage points. As expected, the prepaid subscriber base declined to 8.7 million, primarily due to the rise of alternative data solutions and a customer shift toward postpaid plans in response to inflationary pressures. Our mobile churn rate increased to 2.2% this quarter due to high volatility in the mobile number portability market, which reached a record-high volume of 5.0 million transactions. Mobile ARPU (excluding M2M) recorded a 9.8% year-over-year increase, driven by price adjustments, successful upselling initiatives, and the notable expansion of our postpaid base, which grew by 2.0 million over the past 12 months.

10

On the fixed side, our resell fiber base grew by 17 thousand during the quarter, largely driven by the launch of fiber services over the incumbent operator’s infrastructure earlier this year. Turkcell Fiber recorded a net addition of 4 thousand subscribers. However, a decline of 26 thousand ADSL subscribers, resulting from our profitability-driven approach in the resell segment, offset the total fiber net additions. Consequently, our fixed subscriber base remained broadly stable at 3.3 million as of the end of Q2 2025. Residential fiber ARPU rose by 17.5% year-over-year, fueled by the growing share of high-speed packages, a higher proportion of 12-month contracted subscribers, and price adjustments. The share of high-speed packages (100 Mbps and above) increased by 16 percentage points year-over-year this quarter.

As part of our ongoing efforts to expand our fiber footprint, we added 67 thousand new homepasses this quarter, bringing the total number of pure fiber homepasses to 6.1 million.

11

TECHFIN

	Quarter				Half Year
Paycell Financial Data (million TRY)	Q224	Q225	y/y%		H124	H125	y/y%
Revenue	1,086.0	1,474.3	35.8%		2,082.9	2,947.8	41.5%
EBITDA	525.8	558.6	6.2%		991.6	1,136.9	14.7%
EBITDA margin (%)	48.4%	37.9%	(10.5	)pp	47.6%	38.6%	(9.0	)pp
Net income	236.4	305.8	29.4%		344.8	502.9	45.9%

Paycell sustained its role as the primary growth engine of the Techfin segment this quarter, delivering 35.8% year-on-year revenue growth, driven primarily by the POS business. POS services recorded 149% revenue growth fueled by rising transaction volumes and the onboarding of new merchants. Notably, 74% of Paycell’s revenues were generated from non-group clients, underscoring its growing success beyond the group ecosystem. Regarding profitability, the increasing share of POS within the revenue mix led to a decline in the EBITDA margin — a trend that was anticipated given the nature of the business model. Unlike many other payment companies, Paycell remains profitable and continues to record a solid EBITDA margin by industry standards.

The total transaction volume reached TRY39 billion in the second quarter of 2025, increasing by 75% year-on-year. POS volumes grew by 121%, driving the overall volume increase.

	Quarter				Half Year
Financell Financial Data (million TRY)	Q224	Q225	y/y%		H124	H125	y/y%
Revenue	1,279.4	1,339.7	4.7%		2,511.6	2,672.5	6.4%
EBITDA	180.1	207.2	15.0%		317.4	418.5	31.9%
EBITDA margin (%)	14.1%	15.5%	1.4	pp	12.6%	15.7%	3.1	pp
Net income / (loss)	(51.6)	45.1	n.m		(189.7)	34.4	n.m

Financell sustained its positive revenue growth performance of 4.7%, despite tight monetary conditions and TRY20,000 limit on 12-month installment plans for smart phones. Key contributors to this growth were a higher average interest rate across the loan portfolio compared to the previous year and the implementation of tailored pricing offers. The EBITDA margin increased by 1.4pp to 15.5% in this quarter due mainly to lower funding costs on a yearly basis.

Financell’s loan portfolio reached TRY7.3 billion in Q225. By the end of the second quarter, the company had 0.7 million active customers. Financell is the market leader in the consumer financing sector, holding a 52% market share1 by number of loans.

(1) Source: Association of Financial Instuitions, as of Q125

12

TURKCELL GROUP SUBSCRIBERS

As of June 30, 2025, the Turkcell Group had approximately 45.6 million registered subscribers. This figure is calculated by taking the number of subscribers of Turkcell Türkiye and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Türkiye, as well as the mobile subscribers of BeST and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q224	Q125	Q225	y/y%	q/q%
Turkcell Türkiye subscribers[1] (million)	43.2	43.1	43.5	0.7%	0.9%
BeST (Belarus)	1.5	1.5	1.5	-	-
Kuzey Kıbrıs Turkcell	0.6	0.6	0.6	-	-
Turkcell Group Subscribers (million)	45.3	45.2	45.6	0.7%	0.9%

(1) Subscribers to more than one service are counted separately for each service. This includes mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are presented below.

	Quarter							Half Year
	Q224	Q125	Q225	y/y%		q/q%		H124	H125	y/y%
GDP Growth (Türkiye)	2.4%	2.0%	n.a	n.a		n.a		3.8%	n.a	n.a
Consumer Price Index (Türkiye)(yoy)	71.6%	38.1%	35.0%	(36.6	)pp	(3.1	)pp	71.6%	35.0%	(36.6	)pp
US$ / TRY rate
Closing Rate	32.8262	37.7656	39.7424	21.1%		5.2%		32.8262	39.7424	21.1%
Average Rate	32.3812	36.1936	38.7279	19.6%		7.0%		31.5718	37.4607	18.7%
EUR / TRY rate
Closing Rate	35.1284	40.7019	46.5526	32.5%		14.4%		35.1284	46.5526	32.5%
Average Rate	34.8265	38.0036	43.8612	25.9%		15.4%		34.1060	40.9324	20.0%
US$ / BYN rate
Closing Rate	3.1624	3.1176	2.9663	(6.2)%		(4.9)%		3.1624	2.9663	(6.2)%
Average Rate	3.2221	3.2953	3.0300	(6.0)%		(8.1)%		3.2160	3.1627	(1.7)%

13

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS:

We believe that Adjusted EBITDA, among other key metrics, facilitates performance comparisons from period to period and aids management decision making. It also enables performance comparisons between companies. As a performance measure, Adjusted EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation and amortization expenses). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Quarter			Half Year
Turkcell Group (million TRY)	Q224	Q225	y/y%	H124	H125	y/y%
Consolidated profit before minority interest	3,920.5	4,200.5	7.1%	7,769.5	7,467.8	(3.9)%
Profit /(loss) from discontinued operations	713.2	(187.4)	(126.3)%	1,504.7	(187.4)	(112.5)%
Income tax expense	209.4	(1,690.1)	(907.1)%	(1,723.7)	(5,357.6)	210.8%
Consolidated profit before income tax & minority interest	2,997.9	6,078.1	102.7%	7,988.5	13,012.8	62.9%
Share of loss of equity accounted investees	(1,028.9)	(1,204.2)	17.0%	(1,110.8)	(2,120.1)	90.9%
Finance income	2,122.2	2,891.5	36.3%	5,522.4	7,085.3	28.3%
Finance costs	(5,759.9)	(5,058.9)	(12.2)%	(12,800.8)	(10,648.7)	(16.8)%
Monetary gain / (loss)	1,626.2	826.1	(49.2)%	5,502.3	1,842.6	(66.5)%
Other income / (expenses)	(283.6)	(194.5)	(31.4)%	(603.3)	(671.2)	11.3%
EBIT	6,321.9	8,817.9	39.5%	11,478.7	17,524.8	52.7%
Depreciation and amortization	(13,782.6)	(14,267.8)	3.5%	(27,298.0)	(27,779.0)	1.8%
Adjusted EBITDA	20,104.6	23,085.8	14.8%	38,776.7	45,303.9	16.8%

14

RECONCILIATION OF ARPU: ARPU is an operational metric and the methodology for calculating performance measures such as ARPU varies substantially among operators. It is not standardized across the telecommunications industry; thus, reported performance measures vary from those that may result from using a single methodology. Management believes this metric is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations for Q224 and Q225.

Reconciliation of ARPU	Q224	Q225
Turkcell Türkiye Revenue (million TRY)	43,143.2	48,219.8
Telecommunication services revenue	39,554.1	43,553.7
Equipment revenue	2,961.9	4,153.9
Other	627.2	512.2
Revenues not attributed to ARPU calculation[1]	(6,838.6)	(8,640.4)
Turkcell Türkiye revenues included in ARPU calculation[2]	35,677.4	39,067.1
Mobile blended ARPU (TRY)	283.6	306.4
Average number of mobile subscribers during the year (million)	38.4	38.4
Fixed residential ARPU (TRY)	350.8	414.7
Average number of fixed residential subscribers during the year (million)	2.9	3.0

(1) Revenue from fixed corporate and wholesale business; digital business sales, tower business, and other non-subscriber-based revenues

(2) Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue, and revenues not attributed to ARPU calculation.

15

ABOUT TURKCELL: Turkcell, headquartered in Türkiye, is a leading technology and telecommunications company offering a diverse portfolio of voice, data, and IPTV services across its mobile and fixed networks, alongside digital consumer, enterprise, and techfin solutions. The Turkcell Group operates in three countries: Türkiye, Belarus, and Northern Cyprus. In Q225, Turkcell Group reported revenue of TRY53.0 billion, with total assets of TRY457.4 billion as of June 30, 2025. Listed on both the NYSE and BIST since July 2000, Turkcell remains the only dual-listed company on these exchanges. Read more at www.turkcell.com.tr.

For further information, please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

16

Appendix A – Tables

Table: Net Foreign Exchange Gain and Loss Details

	Quarter			Half Year
Million TRY	Q224	Q225	y/y%	H124	H125	y/y%
Net FX loss before hedging	(1,006.3)	(84.5)	(91.6)%	(4,937.4)	(1,974.9)	(60.0)%
Swap interest income/(expense)	149.6	47.4	(68.3)%	419.8	178.6	(57.5)%
Fair value gain on derivative financial instruments	(1,853.3)	(1,985.0)	7.1%	(1,569.4)	(1,690.2)	7.7%
Net FX gain / (loss) after hedging	(2,710.0)	(2,022.1)	(25.4)%	(6,086.9)	(3,486.4)	(42.7)%

Table: Income Tax Expense Details

	Quarter			Half Year
Million TRY	Q224	Q225	y/y%	H124	H125	y/y%
Current tax expense	(151.2)	(3,667.4)	2,325.5%	(216.7)	(4,327.6)	1,897.0%
Deferred tax income / (expense)	360.6	1,977.2	448.3%	(1,507.0)	(1,030.1)	(31.6)%
Income tax expense	209.4	(1,690.1)	(907.1)%	(1,723.7)	(5,357.6)	210.8%

17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

CONTENT	PAGE

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Notes	30 June 2025	31 December 2024
Assets
Property, plant and equipment	8	128,067,910	122,070,968
Right-of-use assets	10	21,101,130	11,870,256
Intangible assets	9	93,644,943	95,523,701
Investment properties		191,714	218,570
Trade receivables		188,733	382,730
Receivables from financial services		274,878	428,367
Contract assets		266,739	192,517
Financial assets at fair value through other comprehensive income	12	17,116,570	13,828,395
Financial assets at fair value through profit or loss	12	3,304,603	6,955,786
Deferred tax assets		7,563,472	2,961,042
Investments in equity accounted investees	20	4,056,683	6,176,747
Other non-current assets		7,687,797	8,421,151
Total non-current assets		283,465,172	269,030,230

Inventories		731,243	787,095
Trade receivables		21,293,108	19,208,319
Due from related parties	18	479,576	287,635
Receivables from financial services		8,054,076	8,333,255
Contract assets		6,030,248	6,067,567
Derivative financial instruments	14	2,520,570	2,383,779
Financial assets at amortized cost	12	453,282	1,243,626
Financial assets at fair value through other comprehensive income	12	5,603,822	2,615,163
Financial assets at fair value through profit or loss	12	4,408,140	4,169,562
Cash and cash equivalents	11	116,601,097	80,428,396
Other current assets		7,741,353	7,125,271
Total current assets		173,916,515	132,649,668

Total assets		457,381,687	401,679,898

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		30 June	31 December
	Notes	2025	2024
Equity
Share capital		54,468,315	54,468,315
Share premium		48,929	48,929
Treasury shares		(1,523,495)	(1,549,608)
Reserves		4,931,535	2,578,642
Remeasurements of defined benefit plan		(3,600,861)	(3,603,469)
Retained earnings		165,382,009	166,198,406
Total equity		219,706,432	218,141,215

Liabilities
Borrowings	13	113,421,078	61,178,167
Trade and other payables		384,645	196,968
Due to related parties		16,872	295
Employee benefit obligations		3,742,285	3,537,645
Provisions		2,254,717	2,238,710
Deferred tax liabilities		11,012,273	6,125,084
Contract liabilities		2,359,768	2,511,818
Other non-current liabilities		1,834,929	1,770,381
Total non-current liabilities		135,026,567	77,559,068

Borrowings	13	59,437,001	60,559,715
Current tax liabilities		2,420,755	1,307,573
Trade and other payables		31,430,059	34,619,991
Due to related parties		2,846,738	1,119,948
Deferred revenue		951,690	592,191
Provisions		1,104,825	5,425,755
Contract liabilities		1,909,260	1,776,361
Derivative financial instruments	14	2,548,360	578,081
Total current liabilities		102,648,688	105,979,615
Total liabilities		237,675,255	183,538,683
Total equity and liabilities		457,381,687	401,679,898

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

Continuing operations	Notes	6 months period ended at 30 June 2025	3 months period ended at 30 June 2025	6 months period ended at 30 June 2024	3 months period ended at 30 June 2024
Revenue	4	98,431,799	50,295,274	88,172,294	45,021,512
Revenue from financial services	4	5,433,744	2,726,645	4,101,574	2,128,663
Total revenue		103,865,543	53,021,919	92,273,868	47,150,175

Cost of revenue		(71,490,009)	(36,797,375)	(68,307,706)	(34,330,097)
Cost of revenue from financial services		(3,491,567)	(1,781,713)	(2,915,393)	(1,493,618)
Total cost of revenue		(74,981,576)	(38,579,088)	(71,223,099)	(35,823,715)

Gross profit		26,941,790	13,497,899	19,864,588	10,691,415
Gross profit from financial services		1,942,177	944,932	1,186,181	635,045
Total gross profit		28,883,967	14,442,831	21,050,769	11,326,460

Other income	5	58,649	23,663	81,084	6,884
Selling and marketing expenses		(6,749,535)	(3,341,475)	(5,621,395)	(3,047,825)
Administrative expenses		(4,095,880)	(1,975,410)	(3,317,004)	(1,617,224)
Net impairment losses on financial and contract assets		(513,715)	(308,007)	(633,650)	(339,478)
Other expenses	5	(729,827)	(218,178)	(684,422)	(290,512)
Operating profit		16,853,659	8,623,424	10,875,382	6,038,305

Finance income	6	7,085,337	2,891,521	5,522,375	2,122,162
Finance costs	6	(10,648,702)	(5,058,870)	(12,800,817)	(5,759,888)
Monetary gain (loss)	6	1,842,565	826,134	5,502,345	1,626,234
Net finance costs / income		(1,720,800)	(1,341,215)	(1,776,097)	(2,011,492)

Share of loss of equity accounted investees	20	(2,120,064)	(1,204,156)	(1,110,756)	(1,028,912)
Profit/(loss) before income tax from continuing operations		13,012,795	6,078,053	7,988,529	2,997,901

Income tax expense		(5,357,638)	(1,690,141)	(1,723,687)	209,415
Profit/(loss) for the period from continuing operations		7,655,157	4,387,912	6,264,842	3,207,316

Profit for the period from discontinued operations	21	(187,403)	(187,403)	1,504,660	713,167

Profit/ (Loss) for the period		7,467,754	4,200,509	7,769,502	3,920,483

Profit for the year is attributable to:
Owners of the Company		7,467,754	4,200,509	7,779,246	3,922,266
Non-controlling interests		-	-	(9,744)	(1,783)
Total		7,467,754	4,200,509	7,769,502	3,920,483
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		3.43	1.93	3.57	1.80
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		3.51	2.01	2.88	1.47
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)		(0.09)	(0.09)	0.69	0.33

The above interim condensed consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TU RKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS INTERIM PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		6 months	3 months	6 months	3 months
		period ended	period ended	period ended	period ended
		at 30 June	at 30 June	at 30 June	at 30 June
	Notes	2025	2025	2024	2024
Profit/ (loss) for the period		7,467,754	4,200,509	7,769,502	3,920,483
Items that will not be reclassified to profit or loss:
Remeasurements of defined termination benefit		4,654	1,969	24,108	2,567
Income tax relating to remeasurements of defined termination benefit		(2,046)	(656)	(1,592)	(1,007)
		2,608	1,313	22,516	1,560
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		2,042,870	772,687	(1,200,378)	(903,208)
Fair value reserve		(100,900)	559,814	(11,020)	(584)
Cash flow hedges		(1,632,327)	(707,724)	(426,215)	(1,253,197)
Cost of hedging reserve		952,757	343,227	1,235,993	1,997,727
Loss on hedges of net investments in foreign operations		949,628	224,479	605,251	553,103
Income tax relating to these items		(35,791)	(98,575)	304,749	(106,606)
- Income tax relating to exchange differences		-	-	(24,149)	(1,312)
- Income tax relating to cash flow hedges		414,580	183,305	(302,321)	162,301
- Income tax relating to cost of hedging reserve		(238,189)	(85,806)	310,007	(289,093)
- Income tax relating to fair value reserve		25,225	(139,954)	10,272	2,700
- Income tax relating to hedges of net investments		(237,407)	(56,120)	310,940	18,798
		2,176,237	1,093,908	508,380	287,235
Other comprehensive income for the year, net of income tax		2,178,845	1,095,221	530,896	288,795
Total comprehensive income for the year		9,646,599	5,295,730	8,300,398	4,209,278

Total comprehensive income for the year is attributable to:
Owners of the Company		9,646,599	5,295,730	8,310,142	4,211,061
Non-controlling interests		-	-	(9,744)	(1,783)
Total		9,646,599	5,295,730	8,300,398	4,209,278

The above interim condensed consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Share capital	Treasury shares	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve(*)	Remeasurement of defined benefit plan	Retained earnings	Reserve of disposal group held for sale	Total	Non-controlling interests	Total equity
Balance at 1 January 2024	54,468,315	(1,248,755)	12,942	41,643,000	(151,629)	(9,324,434)	7,117,319	(12,486,388)	(27,749,985)	(3,448,433)	146,754,268	10,343,298	205,929,518	(21,821)	205,907,697
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	7,779,246	-	7,779,246	(9,744)	7,769,502
Other comprehensive income, net of income tax	-	-	-	-	(748)	916,191	(728,536)	1,546,000	(1,224,527)	22,516	-	-	530,896	-	530,896
Total comprehensive income	-	-	-	-	(748)	916,191	(728,536)	1,546,000	(1,224,527)	22,516	7,779,246	-	8,310,142	(9,744)	8,300,398
Transfers to legal reserves	-	-	-	847,725	-	-	-	-	-	-	(847,725)	-	-	-	-
Dividend paid	-	70,079	-	-	-	-	-	-	-	-	(8,616,098)	-	(8,546,019)	-	(8,546,019)
Discontinued operations (Note 21)	-	-	-	-	-	-	-	-	1,788,622	-	-	(1,788,622)	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	4,327	4,327
Balance at 30 June 2024	54,468,315	(1,178,676)	12,942	42,490,725	(152,377)	(8,408,243)	6,388,783	(10,940,388)	(27,185,890)	(3,425,917)	145,069,691	8,554,676	205,693,641	(27,238)	205,666,403
Balance at 1 January 2025	54,468,315	(1,549,608)	48,929	40,959,036	(63,310)	(7,896,306)	6,659,781	(11,163,949)	(25,916,610)	(3,603,469)	166,198,406	-	218,141,215	-	218,141,215
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	7,467,754	-	7,467,754	-	7,467,754
Other comprehensive income, net of income tax	-	-	-	-	(75,675)	712,221	(1,217,747)	714,568	2,042,870	2,608	-	-	2,178,845	-	2,178,845
Total comprehensive income	-	-	-	-	(75,675)	712,221	(1,217,747)	714,568	2,042,870	2,608	7,467,754	-	9,646,599	-	9,646,599
Transfers to legal reserves	-	-	-	799,459	-	-	-	-	-	-	(799,459)	-	-	-	-
Dividend paid (**)	-	79,121	-	(622,803)	-	-	-	-	-	-	(7,484,692)	-	(8,028,374)	-	(8,028,374)
Acquisition of treasury shares (-)	-	(53,008)	-	-	-	-	-	-	-	-	-	-	(53,008)	-	(53,008)
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at 30 June 2025	54,468,315	(1,523,495)	48,929	41,135,692	(138,985)	(7,184,085)	5,442,034	(10,449,381)	(23,873,740)	(3,600,861)	165,382,009	-	219,706,432	-	219,706,432

(*) Included in Reserves in the consolidated statement of financial position.

(**) As of 30 June 2025, the first installment of the profit distribution amounting to TRY 3,659,876 out of the total TRY 8,028,374 was paid on 24 June 2025. The accrued liability related to the profit distribution has been recorded under other liabilities, and the remaining amount will be paid in December.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Note	30 June 2025	30 June 2024
Cash flows from operating activities:
Profit/ (loss) for the year		7,655,157	6,264,842
Discontinued operations	21	(187,403)	1,504,660
Profit/ (loss) for the period including discontinued operations		7,467,754	7,769,502

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	8	10,467,758	13,935,740
Amortization of intangible assets and right of use assets	9-10	17,311,101	15,358,168
Impairment on property, plant and equipment and intangible asset	8	171	(2,026)
Net finance expense		1,774,882	4,242,920
Fair value adjustments to derivatives		1,645,184	(1,255,611)
Income tax expense		5,357,638	2,007,764
Gain on sale of property, plant and equipment		(7,327)	9,944
Effects of exchange rate changes and inflation adjustments		13,343,936	221,055
Provisions		2,309,891	2,412,022
Share of (profit)/loss of associates and joint ventures	20	2,120,064	1,110,756
Fair value adjustments to financial assets through profit or loss		(373,533)	(1,298,636)
Non-cash other adjustments		69,039	72,639
		61,486,558	44,584,237
Change in operating assets/liabilities
Change in trade receivables		(1,842,571)	(1,659,232)
Change in due from related parties		(191,476)	(160,230)
Change in receivables from financial services		338,134	1,694,123
Change in inventories		55,852	8,015
Change in other current assets		(580,870)	(392,219)
Change in other non-current assets		(304,954)	21,007
Change in due to related parties		283,421	(709,369)
Change in trade and other payables		(7,351,209)	(9,021,465)
Change in other non-current liabilities		83,605	(215,462)
Change in employee benefit obligations		(180,439)	(25,374)
Change in short term contract asset		(74,222)	(1,350,707)
Change in long term contract asset		36,784	(101,069)
Change in deferred revenue		368,653	112,612
Change in short term contract liability		132,899	(312,058)
Change in long term contract liability		(152,050)	87,506
Changes in other working capital		(5,018,521)	(1,938,684)
Cash generated from operations		47,089,594	30,621,631

Interest paid		(8,024,348)	(7,773,763)
Income tax paid		(3,201,363)	(213,844)
Net cash inflow from operating activities		35,863,883	22,634,024

Cash flows from investing activities:
Acquisition of property, plant and equipment	8	(16,457,866)	(15,769,267)
Acquisition of intangible assets	9	(11,144,023)	(10,112,430)
Proceeds from sale of property, plant and equipment		604,350	1,339,144
(Payments for)/proceeds from advances given for acquisition of property, plant and equipment		1,053,778	(2,541,477)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		39,298,469	6,218,264
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(43,862,999)	(17,644,095)
Cash (outflows)/inflows from financial assets at amortized cost		1,651,129	10,465,056
Cash (outflows)/inflows financial assets at fair value through profit or loss		-	(6,182,975)
Interest received		6,979,043	6,432,698
Net cash outflow from investing activities		(21,878,119)	(27,795,082)

Cash flows from financing activities:
Proceeds from derivative instruments		3,238,559	3,137,937
Repayments of derivative instruments		(3,630,492)	(3,664,996)
Proceeds from issues of loans and borrowings		43,724,028	38,527,595
Proceeds from issues of bonds		43,064,644	9,020,815
Repayments of borrowings		(38,287,090)	(30,834,243)
Repayments of bonds		(6,050,010)	(6,318,762)
Dividends paid to shareholders		(3,659,876)	-
Acquisition of treasury shares		(53,008)	-
Payments of lease liabilities		(3,539,435)	(3,213,194)
Net cash outflow from financing activities		34,807,320	6,655,152
Net increase in cash and cash equivalents		48,793,084	1,494,094
Cash and cash equivalents at 1 January		80,101,394	90,669,286
Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(12,360,186)	(17,553,405)
Cash and cash equivalents at 30 June	11	116,534,292	74,609,975

The above interim condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul.

The Company operates under a 25-year GSM license granted in and effective from April 1998 (2G License), a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. On 7 April 2023, the 2G License has been extended to 30 April 2029. As of 30 June 2025, the Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The interim condensed consolidated financial statements of the Company as at and for the six months ended 30 June 2025 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on 13 August 2025.

As of 30 June 2025, the ownership interest and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%.

As of 30 June 2025, the Group’s immediate shareholder is TVF BTIH, which is wholly owned by Turkiye Varlik Fonu (“TVF”). TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 30 June 2025.

2.	Basis of preparation of financial statements

These interim condensed consolidated financial statements for the six months ended 30 June 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2024.

The accounting policies and presentation are consistent with those of the previous financial year and corresponding interim reporting period.

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Türkiye and Turkish Republic of Northern Cyprus for the year ended 30 June 2025 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

The table below shows the evolution of CPI in the last three years and as of 30 June 2025:

	Annual Index	Conversion factor	Cumulative Inflation (last three years)
30 June 2025	3,132.17	1.00000	%220
31 December 2024	2,684.55	1.16674	%291
30 June 2024	2,319.29	1.35049	%324

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations

The accounting policies adopted in preparation of the consolidated financial statements as of 30 June 2025 are consistent with those of the previous financial year, except for the adoption of new and amended IFRS and IFRIC interpretations effective as of 1 January 2025 and thereafter. The effects of these standards and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

i)	The new standards, amendments and interpretations which are effective as of 1 January 2025 are as follows:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. When applying the amendments, an entity cannot restate comparative information.

The Group expects no significant impact on its balance sheet and equity.

ii)	Standards, amendments and interpretations that are issued but not yet effective:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the interim condensed consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective: (continued)

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the Board issued amendments to the classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7). The amendment clarifies that a financial liability is derecognized on the ‘settlement date’. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment also clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income are added with the amendment. The amendment will be effective for annual periods beginning on or after 1 January 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later. The new requirements will be applied retrospectively with an adjustment to opening retained earnings.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Annual Improvements to IFRS Accounting Standards – Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, amending the followings:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards – Hedge Accounting by a First- time Adopter: These amendments are intended to address potential confusion arising from an inconsistency between the wording in IFRS 1 and the requirements for hedge accounting in IFRS 9.

-	IFRS 7 Financial Instruments: Disclosures – Gain or Loss on Derecognition: The amendments update the language on unobservable inputs in the Standard and include a cross reference to IFRS 13.

-	IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities and Transaction Price: IFRS 9 has been amended to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply derecognition requirement of IFRS 9 and recognise any resulting gain or loss in profit or loss. IFRS 9 has been also amended to remove the reference to 'transaction price”.

-	IFRS 10 Consolidated Financial Statements – Determination of a 'De Facto Agent': The amendments are intended to remove the inconsistencies between IFRS 10 paragraphs.

-	IAS 7 Statement of Cash Flows – Cost Method: The amendments remove the term of “cost method” following the prior deletion of the definition of 'cost method'.

Improvements are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted for all.

The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective: (continued)

Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity

In December 2024, the Board issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). The amendment clarifies the application of the “own use” requirements and permits hedge accounting if these contracts are used as hedging instruments. The amendment also adds new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The amendment will be effective for annual periods beginning on or after 1 January 2026. Early adoption is permitted but will need to be disclosed. The clarifications regarding the ‘own use’ requirements must be applied retrospectively, but the guidance permitting hedge accounting have to be applied prospectively to new hedging relationships designated on or after the date of initial application.

The Group expects no significant impact on its balance sheet and equity.

IFRS 18 – The new Standard for Presentation and Disclosure in Financial Statements

In April 2024, IASB issued IFRS 18 which replaces IAS 1. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards, such as IAS 7, IAS 8 and IAS 34. IFRS 18 and the related amendments are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted. IFRS 18 will be applied retrospectively.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the Board issued IFRS 19, which allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. Unless otherwise specified, eligible entities that elect to apply IFRS 19 will not need to apply the disclosure requirements in other IFRS accounting standards. An entity that is a subsidiary, does not have public accountability and has a parent (either ultimate or intermediate) which prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards may elect to apply IFRS 19. IFRS 19 is effective for reporting periods beginning on or after 1 January 2027 and earlier adoption is permitted. If an eligible entity chooses to apply the standard earlier, it is required to disclose that fact. An entity is required, during the first period (annual and interim) in which it applies the standard, to align the disclosures in the comparative period with the disclosures included in the current period under IFRS 19.

The standard is not applicable for the Group.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

Comparative information and revision of prior period financial information

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable comparability of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

The Group had divided its main operating segments into three groups: Turkcell Türkiye, Turkcell International, and Techfin, within the framework of a strategy to provide integrated communication and technology services, ensuring economic integrity. Management has re-evaluated the operating segments and decided, as of 31 March 2025, to separate the existing operating segments into two groups: Turkcell Türkiye and Techfin. After sales of assets in Ukraine, the companies in the Turkcell International segment have been classified to the Other.

The other operations of Turkcell Satış, where consumer electronics sold through digital channels, smart device management operations, and retail channel operations are conducted, was reported under the Other. Since these activities are regularly reviewed by central management through integrated channel management, along with integrated corporate business solutions, city hospitals, hardware, and corporate terminal operations, all operations of Turkcell Satış have been reclassified under the reportable segment of Turkcell Türkiye as of 31 March 2025.

As of 30 June 2024, the presented comparative information has been reclassified to ensure consistency with the current period presentation (Note 3). The changes in classifications do not affect the operating profit, period profit, and cash flow statement.

At the end of 2024, the Group reassessed the presentation of the other comprehensive income statement based on the disclosed reasons and concluded that combining the lines showing similar nature movements would provide a more appropriate presentation. The Group continued with the same presentation in the comparative financial statements as of 30 June 2025, and foreign currency translation differences, cash flow hedge gains/losses, and changes in the time value of options have started to be presented net in the consolidated other comprehensive income statement, including comparative periods. Reclassified amounts are disclosed in the related notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information

As part of its strategy to offer integrated communication and technology services and to ensure economic integrity, the Group has divided its main operating segments into two groups: “Turkcell Türkiye” and “Techfin.” Although some of these strategic segments provide similar services, they are affected by different economic conditions and geographical locations. Therefore, they are regularly reviewed by the authority responsible for making decisions regarding the Group’s operations, based on resource allocation and performance. The authority responsible for making decisions related to the Group's operations is the Board of Directors. However, the Board of Directors may delegate its powers excluding the non-delegable powers stipulated by law to the CEO and other executives.

Turkcell Türkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satış A.S’s (“Turkcell Satış”), Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Müzik Yayin ve Iletim A.S. (“Lifecell Müzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), TDC Veri Hizmetleri A.Ş (“TDC”) and Artel Bilişim Servisleri A.Ş (“Artel”)

Techfin reportable segment includes all financial services operations of Turkcell Finansman A.Ş (“Turkcell Finansman”), Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”),Paycell LLC(“Paycell LLC”), Paycell Europe GmbH (“Paycell Europe”), Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”), Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş (“Sofra”), Turkcell Dijital Teknolojileri Limited (“Turkcell Dijital Teknoloji”), and Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of CJSC Belarusian Telecommunications Network (“BeST”), Kıbrıs Mobile Telekomunikasyon Limited Sirketi (“Kıbrıs Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures B.V (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”), BiP Digital Communication Technologies B.V (“BiP B.V.”), Turkcell Global Bilgi non Group call center activities, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”), Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”) and Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, selling and marketing expenses, administrative expenses cost of revenue excluding depreciation and amortization.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information (continued)

	Six months ended 30 June
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Total segment revenue	94,357,516	84,469,260	5,827,804	4,584,248	6,424,048	4,929,805	(2,743,825)	(1,709,445)	103,865,543	92,273,868
Inter-segment revenue	(524,804)	(619,289)	(394,060)	(482,675)	(1,824,961)	(607,481)	2,743,825	1,709,445	-	-
Revenues from external customers	93,832,712	83,849,971	5,433,744	4,101,573	4,599,087	4,322,324	-	-	103,865,543	92,273,868
Adjusted EBITDA	42,864,820	37,028,385	1,494,372	1,135,085	1,132,230	818,637	(187,555)	(205,359)	45,303,867	38,776,748

	Three months ended 30 June
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Total segment revenue	48,219,811	43,143,215	2,916,258	2,369,411	3,299,684	2,465,854	(1,413,834)	(828,305)	53,021,919	47,150,175
Inter-segment revenue	(241,267)	(284,463)	(189,613)	(240,749)	(982,954)	(303,093)	1,413,834	828,305	-	-
Revenues from external customers	47,978,544	42,858,752	2,726,645	2,128,662	2,316,730	2,162,761	-	-	53,021,919	47,150,175
Adjusted EBITDA	21,838,342	19,220,283	734,450	629,568	497,075	307,921	15,918	(53,215)	23,085,785	20,104,557

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information (continued) Reconciliation fo Adjusted EBITDA

	6 months period ended at 30 June 2025	3 months period ended at 30 June 2025	6 months period ended at 30 June 2024	3 months period ended at 30 June 2024
Profit/ (Loss) for the period	7,655,157	4,387,912	6,264,842	3,207,316
Add/(Less):
Income tax expense	5,357,638	1,690,141	1,723,687	(209,415)
Finance income	(7,085,337)	(2,891,521)	(5,522,375)	(2,122,162)
Finance costs	10,648,702	5,058,870	12,800,817	5,759,888
Other income	(58,649)	(23,663)	(81,084)	(6,884)
Other expenses	729,827	218,178	684,422	290,512
Monetary (gain) loss	(1,842,565)	(826,134)	(5,502,345)	(1,626,234)
Depreciation and amortization	27,779,030	14,267,846	27,298,028	13,782,624
Share of gain of equity accounted investees	2,120,064	1,204,156	1,110,756	1,028,912
Consolidated adjusted EBITDA	45,303,867	23,085,785	38,776,748	20,104,557

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4.	Revenue

	Six months ended 30 June
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Telecommunication services	85,834,819	76,379,048	-	-	2,418,061	2,125,521	(82,866)	(154,402)	88,170,014	78,350,167
Equipment related revenues	7,501,806	6,800,015	-	-	152,441	138,451	(11,115)	(8,757)	7,643,132	6,929,709
Revenue from financial services	-	-	5,827,804	4,584,248	-	-	(394,060)	(482,674)	5,433,744	4,101,574
Other	1,020,891	1,290,197	-	-	3,853,546	2,665,833	(2,255,784)	(1,063,612)	2,618,653	2,892,418
Total	94,357,516	84,469,260	5,827,804	4,584,248	6,424,048	4,929,805	(2,743,825)	(1,709,445)	103,865,543	92,273,868

	Three months ended 30 June
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Telecommunication services	43,553,680	39,554,063	-	-	1,257,434	1,060,617	(38,855)	(74,288)	44,772,259	40,540,392
Equipment revenues	4,153,905	2,961,928	-	-	79,234	85,037	(5,120)	(240)	4,228,019	3,046,725
Revenue from financial services	-	-	2,916,258	2,369,411	-	-	(189,613)	(240,748)	2,726,645	2,128,663
Other	512,226	627,224	-	-	1,963,016	1,320,200	(1,180,246)	(513,029)	1,294,996	1,434,395
Total	48,219,811	43,143,215	2,916,258	2,369,411	3,299,684	2,465,854	(1,413,834)	(828,305)	53,021,919	47,150,175

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TRY 2,450,422 (2024: TRY 2,301,555) and TRY 1,219,510 (2024: TRY 1,171,772) as of 6 months and 3 months period ended at 30 June 2025 respectively.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4.	Revenue (continued)

	30 June 2025
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	85,834,819	-	2,418,061	(82,866)	88,170,014
At a point in time	656,253	-	3,381	-	659,634
Over time	85,178,566	-	2,414,680	(82,866)	87,510,380
Equipment Related	7,501,806	-	152,441	(11,115)	7,643,132
At a point in time	7,146,674	-	152,441	(11,115)	7,288,000
Over time	355,132	-	-	-	355,132
Revenue from financial operations	-	5,827,804	-	(394,060)	5,433,744
At a point in time	-	3,326,934	-	(374,978)	2,951,956
Over time	-	2,500,870	-	(19,082)	2,481,788
Other	1,020,891	-	3,853,546	(2,255,784)	2,618,653
At a point in time	165,266	-	2,632	-	167,898
Over time	855,625	-	3,850,914	(2,255,784)	2,450,755
Total	94,357,516	5,827,804	6,424,048	(2,743,825)	103,865,543
At a point in time	7,968,193	3,326,934	158,454	(386,093)	11,067,488
Over time	86,389,323	2,500,870	6,265,594	(2,357,732)	92,798,055

	30 June 2024
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	76,379,048	-	2,125,521	(154,402)	78,350,167
At a point in time	2,020,826	-	3,575	-	2,024,401
Over time	74,358,222	-	2,121,946	(154,402)	76,325,766
Equipment Related	6,800,015	-	138,451	(8,757)	6,929,709
At a point in time	6,601,542	-	138,451	(8,757)	6,731,236
Over time	198,473	-	-	-	198,473
Revenue from financial operations	-	4,584,248	-	(482,674)	4,101,574
At a point in time	-	2,217,650	-	(435,520)	1,782,130
Over time	-	2,366,598	-	(47,154)	2,319,444
Other	1,290,197	-	2,665,833	(1,063,612)	2,892,418
At a point in time	216,944	-	40,669	(5,333)	252,280
Over time	1,073,253	-	2,625,164	(1,058,279)	2,640,138
Total	84,469,260	4,584,248	4,929,805	(1,709,445)	92,273,868
At a point in time	8,839,312	2,217,650	182,695	(449,610)	10,790,047
Over time	75,629,948	2,366,598	4,747,110	(1,259,835)	81,483,821

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

5.	Other income and expense

Recognized in the statement of profit or loss:

	6 months period ended at 30 June 2025	3 months period ended at 30 June 2025	6 months period ended at 30 June 2024	3 months period ended at 30 June 2024
Depositary reimbursement	-	-	1,467	723
Gain on sale of fixed assets	7,327	7,327	-	(32,891)
Rent income	7,661	3,935	8,928	(4,399)
Other	43,661	12,401	70,689	43,451
Other income	58,649	23,663	81,084	6,884
Donation expenses	(331,236)	(103,939)	(404,834)	(119,403)
Loss on modification of lease contract	(84,139)	(37,629)	(89,051)	(46,506)
Litigation expenses	(135,937)	(35,768)	(70,939)	(59,387)
Loss on sale of fixed assets	-	7,319	(11,312)	(11,312)
Restructuring cost	(13,460)	(13,460)	(25,740)	(4,609)
Other	(165,055)	(34,701)	(82,546)	(49,295)
Other expense	(729,827)	(218,178)	(684,422)	(290,512)

6.	Finance income and costs

Recognized in the statement of profit or loss:

	6 months period ended at 30 June 2025	3 months period ended at 30 June 2025	6 months period ended at 30 June 2024	3 months period ended at 30 June 2024
Interest income	4,502,049	2,022,483	3,847,786	2,192,559
Income from financial assets carried at fair value	373,533	60,698	1,298,636	283,258
Cash flow hedges – reclassified to profit or loss	-	(61,462)	-	(5,172,583)
Net fair value gains on derivative financial instruments and interest	-	(364,616)	-	4,618,463
Other	2,209,755	1,234,418	375,953	200,465
Finance income	7,085,337	2,891,521	5,522,375	2,122,162
Net foreign exchange losses	(1,974,880)	(84,488)	(4,937,364)	(1,006,326)
Net interest expenses for financial assets and liabilities measured at amortized cost	(7,077,103)	(3,415,707)	(6,665,587)	(3,585,559)
Net fair value losses on derivative financial instruments and interest	(1,627,025)	(1,627,025)	(4,790,446)	(4,790,446)
Cash flow hedges – reclassified to profit or loss	115,508	115,508	3,640,918	3,640,918
Other	(85,202)	(47,158)	(48,338)	(18,475)
Finance costs	(10,648,702)	(5,058,870)	(12,800,817)	(5,759,888)
Monetary gain (loss)	1,842,565	826,134	5,502,345	1,626,234
Net finance costs	(1,720,800)	(1,341,215)	(1,776,097)	(2,011,492)

(*) As of 30 June 2025, the Group has a cash flow hedge gain of TRY 115,508 recognized in the statement of profit or loss (30 June 2024: TRY 4,338,250). As of 30 June 2025, there is no reclassification adjustment related to hedge losses on the time value of options (30 June 2024: TRY (697,331)).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

7.	Income tax expense

The corporate tax rate in Türkiye is 25% for companies (30 June 2024: 25%), 30% for banks (30 June 2024: 30%), and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8.	Property, plant and equipment

					Impairment	Effects of
	Balance at 1				expenses/	movements in	Balance at
Cost	January 2025	Additions	Disposals	Transfers	(reversals)	exchange rates	30 June 2025
Network infrastructure (All operational)	320,644,866	2,807,582	(1,698,465)	7,160,065	-	820,435	329,734,483
Land and buildings	24,430,889	475,379	(2,534)	3,118,196	-	(106,279)	27,915,651
Equipment, fixtures and fittings	21,081,557	1,390,366	(152,546)	27,197	-	(324,823)	22,021,751
Motor vehicles	297,158	47	(5,930)	-	-	3,343	294,618
Leasehold improvements	6,485,992	47,444	(152)	-	-	(315)	6,532,969
Electricity production power plant	576,611	-	-	-	-	-	576,611
Construction in progress	5,853,024	11,758,206	(115,054)	(10,305,458)	-	71,601	7,262,319
Total	379,370,097	16,479,024	(1,974,681)	-	-	463,962	394,338,402
Accumulated depreciation
Network infrastructure (All operational)	224,083,611	8,955,140	(1,405,693)	-	171	1,239,741	232,872,970
Land and buildings	5,574,291	584,334	-	-	-	(42,386)	6,116,239
Equipment, fixtures and fittings	21,046,360	843,350	(47,434)	-	-	(1,207,647)	20,634,629
Motor vehicles	254,398	9,566	(5,845)	-	-	3,241	261,360
Leasehold improvements	6,242,338	40,086	-	-	-	(3,687)	6,278,737
Electricity production power plant	98,131	8,426	-	-	-	-	106,557
Total	257,299,129	10,440,902	(1,458,972)	-	171	(10,738)	266,270,492

Net book value	122,070,968	6,038,122	(515,709)	-	(171)	474,700	128,067,910

Depreciation expense for the six months ended 30 June 2025 amounting to TRY 10,441,073 including impairment losses are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the six months period ended 30 June 2025 is TRY 171 and are recognized within depreciation expenses.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9.	Intangible assets

Cost	1 January 2025	Additions	Disposals	Transfers	Effects of movements in exchange rates	30 June 2025
Telecommunication licenses	115,009,392	212,407	-	-	(13,650)	115,208,149
Computer software	188,307,934	6,138,349	(113,501)	209,051	1,199,637	195,741,470
Transmission line software	1,795,146	404	-	-	6,446	1,801,996
Indefeasible right of usage	1,840,006	1,086	(832,589)	-	-	1,008,503
Brand name	14,170	-	-	-	1,213	15,383
Customer base	57,965	-	-	-	(2,542)	55,423
Goodwill (*)	687,166	-	-	-	-	687,166
Subscriber acquisition cost	73,882,568	4,462,438	-	-	428,870	78,773,876
Electricity production license	1,016,349	-	-	-	-	1,016,349
Others	2,465,863	122,687	-	-	(15,812)	2,572,738
Construction in progress	424,714	206,652	-	(209,051)	1,011	423,326
Total	385,501,273	11,144,023	(946,090)	-	1,605,173	397,304,379
Accumulated amortization
Telecommunication licenses	87,810,879	3,307,650	-	-	652,741	91,771,270
Computer software	145,504,923	5,695,851	(21,560)	-	(139,736)	151,039,478
Transmission line software	1,810,734	37	-	-	(10,202)	1,800,569
Indefeasible right of usage	1,167,064	20,712	(832,589)	-	581	355,768
Brand name	3,238	-	-	-	6,634	9,872
Customer base	30,315	218	-	-	8,953	39,486
Subscriber acquisition cost	51,825,953	4,700,249	-	-	63,165	56,589,367
Electricity production license	160,271	14,873	-	-	18,041	193,185
Others	1,664,195	69,868	-	-	126,378	1,860,441
Total	289,977,572	13,809,458	(854,149)	-	726,555	303,659,436

Net book value	95,523,701	(2,665,435)	(91,941)	-	878,618	93,644,943

Amortization expenses for the six months ended 30 June 2025 amounting to TRY 13,809,458 include impairment losses and are recognized in cost of revenue.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of computer software within the Group is TRY 1,804,136 for the six months interim period ending 30 June 2025.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

10.      Right-of-use assets

Closing balances of right of use assets as of 30 June 2025 and depreciation and amortization expenses for the related period is stated as below:

	Site Rent	Building	Network equipment	Vehicles	Right of way	License	Other	Total
Balance at 1 January 2025	6,085,944	2,205,960	293,199	1,844,350	837,751	33,516	569,536	11,870,256
Depreciation and amortization charge for the year	(1,388,119)	(323,168)	(650,854)	(310,043)	(523,969)	(72,264)	(233,226)	(3,501,643)
Balance at 30 June 2025	6,219,232	2,446,442	911,332	1,681,070	9,178,123	69,907	595,024	21,101,130

As at 30 June 2025, the Company has additions to right-of-use assets amounting to TRY 12,958,456 and interest expense on lease liabilities amounting to TRY 1,246,362. Depreciation and amortization expenses amounting to TRY 3,501,643 are recognized in cost of revenues.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

11.      Cash and cash equivalents

	30 June 2025	31 December 2024
Cash in hand	407	579
Banks	111,566,873	74,287,514
- Demand deposits	5,460,184	5,374,208
- Time deposits	45,362,832	54,476,115
- Receivables from reverse repo	60,743,857	14,437,191
Impairment loss provision	(13,640)	(11,422)
Other (*)	5,047,457	6,151,725
	116,601,097	80,428,396

(*) It consists of US Treasury Bills and money market funds with a maturity of less than 90 days.

As of 30 June 2025, the average effective interest rates of TRY, USD, EUR and RMB time deposits are 47.3%, 3.3%, 2.4% and 0.3% (31 December 2024: 47.4%, 2.7%, 2.7% and 0.3%) respectively.

As of 30 June 2025, average maturity of time deposits is 31 days (31 December 2024: 35 days). Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	30 June 2025	30 June 2024
Cash and cash equivalents	116,601,097	67,780,172
Interest accrual of cash and cash equivalents	(66,805)	(376,805)
Asset held for sale	-	7,206,608
Total	116,534,292	74,609,975

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12.      Financial assets

The details of financial assets as of 30 June 2025 and 31 December 2024 are as follows:

	30 June 2025		31 December 2024
	Non- current	Current	Non- current	Current
Fair value through profit or loss	3,304,603	4,408,140	6,955,786	4,169,562
- Currency protected time deposits	-	-	-	4,169,562
- Investment funds (*)	3,304,603	2,333,063	6,955,786	-
- Gold deposits	-	2,075,077	-	-
Fair value through other comprehensive income	17,116,570	5,603,822	13,828,395	2,615,163
- Listed debt securities (**)	17,116,570	5,603,822	13,828,395	2,615,163
Amortized cost	-	453,282	-	1,243,626
- Time deposits with maturity of more than three months	-	453,282	-	1,243,626
	20,421,173	10,465,244	20,784,181	8,028,351

(*) Investment funds mainly consist of free market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(**) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	30 June 2025	31 December 2024	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	22,720,392	16,443,558	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	7,054,568	6,332,478	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	-	4,169,562	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	658,175	623,308	Level 3	Pricing models based on discounted cash flow
	30,433,135	27,568,906

The movement of the financial assets which is shown in Level 3 are as follows:

	2025	2024
Opening balance	623,308	713,527
Addition	34,867	49,868
Closing balance	658,175	763,395

During the year, the following gains (losses) were recognized in other comprehensive income.

	6 months period ended at	3 months period ended at 30	6 months period ended at	3 months period ended at
	30 June 2025	June 2025	30 June 2025	30 June 2025
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	(100,900)	559,814	(11,020)	(584)
Related to financial assets, tax effect	25,225	(139,954)	10,272	2,700
	(75,675)	419,860	(748)	2,116

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13.      Loans and borrowings

	30 June	31 December
Long-term borrowings	2025	2024
Unsecured bank loans	34,666,277	29,863,222
Secured bank loans	10,625,587	7,700,857
Lease liabilities	11,521,661	4,407,511
Debt securities issued	56,607,553	19,206,577
	113,421,078	61,178,167

	30 June	31 December
Short-term borrowings	2025	2024
Unsecured bank loans	29,583,021	33,814,536
Secured bank loans	1,567,160	1,426,049
Lease liabilities	2,798,511	1,219,118
Debt securities issued	25,488,309	24,100,012
	59,437,001	60,559,715

The sale process of the conventional bond issuance of the Company with a nominal amount of USD 500,000, 5-year maturity, a redemption date of 24 January 2030, a fixed annual coupon rate of 7.45%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

The sale process of the sustainable bond issuance of the Company with a nominal amount of USD 500,000, 7-year maturity, a redemption date of 24 January 2032, a fixed annual coupon rate of 7.65%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

Within the scope of the issue limit of TRY 8,000,000 approved by the Capital Markets Board;the book building of the financing bond issuance of the Company with a maturity date of 13 August 2025, an annual simple interest of 49.75% with a nominal amount of TRY 900,000 to qualified investors within Türkiye,without a public placement was completed, and the securities were transferred to the investor accounts on 9 May 2025.

Within the scope of the issue limit of TRY 8,000,000 approved by the Capital Markets Board; the book building of the financing bond issuance of the Company with a maturity date of 2 July 2025, an annual simple interest of 46.00% with a nominal amount of TRY 230,000 to qualified investors within Türkiye, without a public placement was completed, and the securities were transferred to the investor accounts on 27 March 2025.

The Company has used a loan in accordance with the loan agreement previously signed with Development Investment Bank of Türkiye on 23 September 2024, under this agreement, the Company has used EUR 18,500 loan on 5 February 2025 with an interest rate of 6M Euribor+2%.

The Company has used a loan in accordance with the loan agreement previously signed with China Development Bank on 30 September 2024, under this agreement, the Company has used RMB 103,000 loan on March 13, 2025 with an interest rate of 4.01%. The Company has used RMB 196,000 loan on 16 May 2025 with an interest rate of 4.01%. The Company has used RMB 142,000 loan on 20 June 2025 with an interest rate of 4.01%.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13.      Loans and borrowings (continued)

The Company has used a loan in accordance with the loan agreement previously signed with HSBC Bank Middle East Limited and AB Svensk Exportkredit under the insurance of the Swedish Export Credit Agency (“EKN”) on 25 July 2024, under this agreement, the Company has used EUR 33,167 loan on 28 March 2025 with an interest rate of 6M Euribor+0.67%.

In accordance with the loan agreement signed with Dubai Islamic Bank on 12 May 2025, the Company received a Murabaha financing facility amounting to USD 150,000 on 13 May 2025, with a maturity of five years.

The Company has used a loan in accordance with the general loan agreement previously signed with Citibank A.Ş.; under this agreement, the Company has used a TRY 500,000 loan on June 4, 2025, with an interest rate of 46%, maturing on 4 August 2025.

Turkcell Superonline obtained approval from the CMB on 21 December 2023, for the issuance of Sukuk up to 3,000,000 TRY. In the fourth quarter of 2024, two Sukuk, each worth TRY 300,000, were issued in November and December 2024, with maturities in April and May 2025, respectively. The payments for these issuances have been made on their respective maturity dates. As the validity period of the CMB approval expired on 22 December 2024, no further issuances were made under this approval during the second quarter of 2025. On 26 June 2025, our Company submitted an application to the Capital Markets Board of Turkey for an issuance limit approval in the amount of TRY 3 billion for the issuance of Sukuk.

In the second quarter of 2025, on 26 June 2025, Turkcell Ödeme issued a lease certificate with a nominal value of TRY 350,000, maturing on 26 September 2025. Earlier in the year, on 26 March 2025, a lease certificate worth TRY 300,000 was issued, which matured on 26 June 2025. As of 30 June 2025, the remaining issuance limit stands at TRY 150,000.

Turkcell Finansman issued a total TRY 300,000 Sukuk Certificates on 8 May 2025, with a maturity date of 7 August 2025, and total TRY 500,000 Sukuk Certificates on 25 June 2025, with a maturity date of 18 September 2025, following the approval from the CMB on 23 January 2025. On 23 January 2025, the CMB had granted approval for a total of TRY 1,500,000., issuance limit remained from this TRY 200,000 limit which was taken on 6 January 2025.

TDC secured a murabaha financing facility amounting to EUR 100,000 with a final maturity of five years on 26 May 2025, pursuant to the loan agreement executed with Emirates NBD Bank on 16 May 2025.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 June 2025			31 December 2024
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
Unsecured Bank Loans	EUR	Floating	2025-2030	Euribor+2.0%-Euribor+4.0%	39,902,331	2025-2030	Euribor+2%-Euribor+4.0%	37,279,617
Unsecured Bank Loans	TRY	Fixed	2025-2027	40.5%-53.0%	10,014,951	2025-2027	24.4%-67.3%	16,823,283
Unsecured Bank Loans	TRY	Floating	2025-2027	TLREF+2.0%	242,975	-	-	-
Unsecured Bank Loans	USD	Floating	2025-2030	Sofr+ 2.0%-Sofr+ 2.2%	10,691,262	2026-2029	Sofr+ 2.2%	5,963,955
Unsecured Bank Loans	RMB	Fixed	2025-2028	5.2%-5.5%	2,791,715	2026-2028	5.2%-5.5%	2,998,676
Unsecured Bank Loans	EUR	Fixed	2025	5.0%	480,656	2025	5%	431,850
Unsecured Bank Loans	USD	Fixed	2025-2026	2.6%	125,408	2026	2.6%	180,377
Secured bank loans	USD	Fixed	2025-2034	1.5%-3.8%	4,329,250	2029-2033	1.5%-3.8%	4,833,314
Secured bank loans	USD	Floating	2025-2028	Sofr+0.6% & Sofr+1.6%	763,541	2026-2028	Sofr+0.6% & Sofr+1.6%	919,927
Secured bank loans	EUR	Floating	2025-2037	Euribor+0.7%	2,760,617	2036	Euribor+0.7%	1,312,607
Secured bank loans	RMB	Fixed	2025-2034	4.0%	4,339,339	2034	4.0%	2,061,058
Debt securities issued	USD	Fixed	2025-2031	5.8%-7.7%	79,475,414	2025-2028	5.8%	39,802,221
Debt securities issued	TRY	Fixed	2025	39.5%-49.7%	2,620,448	2025	42.0%-49.5%	3,504,368
Lease liabilities	TRY	Fixed	2025-2070	2.0%-62.3%	5,183,066	2025-2069	7.5%-62.3%	4,620,071
Lease liabilities	GBP	Fixed	2025	2.7%-5.9%	61	2025	2.7%-5.9%	71
Lease liabilities	EUR	Fixed	2025-2034	2.9%-10.3%	431,492	2025-2034	2.9%-10.3%	408,785
Lease liabilities	BYN	Fixed	2025-2028	10.8%-20.0%	677,001	2025-2028	10.8%-20.0%	542,353
Lease liabilities	USD	Fixed	2025-2052	4.0%-11.6%	8,028,552	2025-2037	4.0%-11.6%	55,349
					172,858,079			121,737,882

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments

The fair value of derivative financial instruments at 30 June 2025 and 31 December 2024 are attributable to the following:

	30 June 2025		31 December 2024
	Assets	Liabilities	Assets	Liabilities
Held for trading	2,503,983	(2,552,313)	2,291,854	(584,913)
Net interest accrual income/ expense	16,587	3,953	91,925	6,832
	2,520,570	(2,548,360)	2,383,779	(578,081)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 30 June 2025 and 31 December 2024 are as follows:

	30 June 2025
	Sell		Buy
		Notional		Notional
	Currency	amount	Currency	amount	Fair value	Maturity
Cross currency swap contracts	TRY	15,460	USD	2,000	64,985	November 2025
	TRY	32,581	RMB	50,419	234,942	April 2026
Currency Forward Contracts	USD	161,000	TRY	7,666,590	267,445	July 2025 - April 2026
	TRY	3,651,600	USD	76,000	24,822	February 2026 - March 2026
	EUR	10,000	USD	534,373	10,285	November 2025
Currency Swap	EUR	25,000	USD	29,262	944	July 2025
	USD	44,595	RMB	321,336	13,743	July 2025
Participating cross currency swap contracts	TRY	525,282	EUR	94,208	777,651	April 2026
	TRY	393,753	USD	66,748	369,664	November 2025 - April 2033
Interest swap contracts	USD	835,972	USD	835,972	739,502	July 2025 - January 2032
					2,503,983

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Held for trading

	30 June 2025
	Sell		Buy
		Notional		Notional
	Currency	amount	Currency	amount	Fair value	Maturity
Cross currency swap contracts	EUR	86,021	USD	100,000	(16,002)	January 2032
Currency Forward Contracts	USD	60,000	TRY	2,895,290	(11,858)	February 2026 - March 2026
	TRY	31,938,480	USD	759,000	(592,138)	July 2025 - April 2026
Currency Swap	EUR	33,301	RMB	270,000	(53,406)	July 2025
	EUR	1,255,665	USD	1,427,340	(1,716,688)	July 2025 - August 2025
Participating cross currency swap contracts	TRY	55,391	EUR	12,048	(124,624)	April 2026
Options contracts	TRY	500,000	EUR	10,000	(8,392)	November 2025
	TRY	470,000	USD	10,000	(29,205)	December 2025
	XAU	6	USD	20,000	-	July 2025
					(2,552,313)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Held for trading (continued)

	31 December 2024
	Sell		Buy
		Notional		Notional
	Currency	amount	Currency	amount	Fair value	Maturity
Cross currency swap contracts	TRY	30,920	USD	4,000	132,592	November 2025
	TRY	43,386	RMB	67,141	319,624	April 2026
Currency Forward Contracts	USD	107,500	TRY	5,101,275	331,196	February 2025 - December 2025
	EUR	10,000	TRY	534,373	40,247	November 2025
Currency Swap	EUR	22,343	RMB	170,006	37,566	February 2025
Participating cross currency swap contracts	TRY	756,826	EUR	136,499	779,353	October 2025 - April 2026
	TRY	547,821	USD	91,894	565,131	November 2025 - April 2026
Interest swap contracts	USD	82,171	USD	82,171	86,145	April 2026 - April 2033
					2,291,854

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Held for trading (continued)

	31 December 2024
	Sell		Buy
		Notional		Notional
	Currency	amount	Currency	amount	Fair value	Maturity
Currency Forward Contracts	TRY	11,900,200	USD	297,500	(402,702)	January 2025 - December 2025
Currency Swap	USD	16,750	RMB	120,943	(6,907)	February 2025
	USD	10,822	EUR	10,103	(11,198)	January 2025
Participating cross currency swap contracts	TRY	92,134	EUR	20,040	(122,149)	April 2026
Options contracts	TRY	500,000	EUR	10,000	(41,175)	November 2025
Interest swap contracts	USD	26,740	USD	26,740	(782)	April 2026
					(584,913)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Technique
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	30 June 2025
	Contract Assets	Trade receivable and Other Assets
Opening balance	6,375	768,830
Provision for impairment recognized during the year	1,517	697,919
Amounts collected	-	(308,089)
Receivables written off during the year as uncollectible	-	(314,910)
Effect of changes in exchange rates	-	48,596
Inflation adjustment	(982)	(115,950)
Closing balance	6,910	776,396

	30 June 2024
	Contract Assets	Trade receivable and Other Assets
Opening balance	5,707	1,019,516
Provision for impairment recognized during the year	1,290	784,421
Amounts collected	-	(244,185)
Receivables written off during the year as uncollectible	-	(456,331)
Effect of changes in exchange rates	-	25,015
Inflation adjustment	(1,216)	(209,289)
Closing balance	5,781	919,147

Movements in the provisions for the total of receivables from financial services are as follows:

	30 June 2025	30 June 2024
Opening balance	188,412	247,544
Provision for impairment recognized during the year	219,344	182,035
Amounts collected	(94,541)	(87,103)
Receivables transferred with receivables transfer contract (*)	(52,419)	(40,385)
Inflation adjustment	(30,269)	(52,652)
Closing balance	230,527	249,439

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2024. Transferred doubtful receivables comprise of balances for which Turkcell Finansman had started legal proceedings.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	30 June 2025
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	382,594	124,538	-
Due from related parties - current	103	-	-
Trade receivables and contract assets	23,235	26,048	-
Other current assets	7,239	2,005	-
Cash and cash equivalents	460,834	1,867,085	126,242
	874,074	2,019,687	126,242
Foreign currency denominated liabilities
Loans and borrowings - non-current	(274,401)	(605,903)	(1,095,417)
Debt securities issued - non-current	(1,424,362)	-	-
Lease obligations - non-current	(195,352)	(8,045)	-
Other non-current liabilities	(39,697)	-	-
Due to related parties	-	(5,480)	-
Loans and borrowings - current	(125,913)	(324,924)	(198,269)
Debt securities issued - current	(575,402)	-	-
Lease obligations - current	(6,663)	(1,224)	-
Other current liabilities	-	(6,319)	-
Trade and other payables - current	(172,016)	(14,073)	(158,640)
	(2,813,806)	(965,968)	(1,452,326)

Financial liabilities defined as hedging instruments (*)	4800	113,437	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,514,007	(1,399,988)	641,755
Currency forward contracts	619,328	(7,041)	-
Net exposure	198,403	(239,873)	(684,329)

(*) Turkcell, the main shareholder of the Group, uses a loan amounting to EUR 56,576 as a hedging instrument to protect against foreign exchange risk arising from the translation of its net investments in a foreign subsidiary into Turkish Lira. The foreign exchange gains/losses related to this loan are recognized under equity in the “gains/losses on net investment hedge of a foreign operation” account, to be offset against the foreign exchange differences arising from the translation of the net assets of the foreign operation into Turkish Lira.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Commodity Price Risk

On 14 April 2025, the Group invested in a gold deposit account equivalent to 15,662 ounces of gold. As of 30 June 2025, the fair value of the gold deposit account is TRY 2,075,077. Therefore, the Group’s profitability may be affected by changes in gold prices in the markets.

In the sensitivity analysis performed, it was assessed that a 10% increase in gold prices would result in a TRY 207,508 increase in profit or loss before tax, whereas a 10% decrease would result in a TRY (207,508) decrease in profit or loss before tax.

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TRY, BYN, EUR against the following currencies as at 30 June 2025 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

30 June 2025
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	886,554	(886,554)	-	-
2- Hedged portion of USD risk (-)	-	-	(19,077)	19,077
3- USD net effect (1+2)	886,554	(886,554)	(19,077)	19,077

4- EUR net asset/liability	(1,083,893)	1,083,893	-	-
5- Hedged portion of EUR risk (-)	-	-	(264,703)	264,703
6- EUR net effect (4+5)	(1,083,893)	1,083,893	(264,703)	264,703

7- Other foreign currency net asset/liability (RMB)	(377,216)	377,216	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	(377,216)	377,216	-	-
Total (3+6+9)	(574,555)	574,555	(283,780)	283,780

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature.

Financial liabilities:

As at 30 June 2025 and 31 December 2024; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 30 June 2025:
Bank loans	11,828,686	11,998,257
Debt securities	79,475,413	80,590,993

	Carrying amount	Fair value
As at 31 December 2024:
Bank loans	10,372,511	10,363,497
Debt securities	39,802,221	39,567,946

16.	Guarantees and purchase obligations

At 30 June 2025, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TRY 4,411,866 (31 December 2024: TRY 4,996,321). Payments for these commitments will be made within 5 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TRY 29,838,531 at 30 June 2025 (31 December 2024: TRY 23,932,025).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 30 June 2025, the remaining investment commitment is amounting to USD 67,740 (TRY equivalent of 2,692,160).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies

The amounts related to the investigations, lawsuits, and inquiries shared below are disclosed with their nominal values as of 30 June 2025.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment, the application has rejected. The lawsuit filed against the rejection act, was finalized in favor of the Company.

As a result of this case, the Company, filed a lawsuit for the collection of TRY 47,405 principal receivable and TRY 36,000 damage accrued with a deferment interest. The Court decided to return TRY 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The Council of State rejected the appeal requests and the case was finalized.

Disputes regarding the Law on the Protection of Competition

The Competition Board evaluated Articles 4 and 6 of Law No. 4054 regarding the Company and imposed an administrative fine of TRY 91,942 in June, 2011 on the ground that the Company violated Article 6. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself but the case was finalized against the Company in both the first-instance court and appeal stage. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TRY 47,780 part of the administrative fine has been deducted from the receivables that the Company has earned as a result of another lawsuit. The remaining TRY 44,162 part of the administrative fine was paid in April 2022.

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TRY 112,084 for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TRY 110,484 material damages together with compensation amounting to three times of the damage and interest, a settlement was reached through mediation on 19 April 2024, and TRY 130,000 was paid by the Company on 3 May 2024. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final.

Among these cases, in the case filed for the compensation of total TRY 500 material damages, the Company objected to expert the report and the files has been sent to a new expert committee. The expert report has been submitted to the case file. The parties have duly filed objections to the expert report within the specified timeframe. In accordance with the parties’ objections, the court has resolved to obtain an additional report from the same expert panel. The expert's supplementary report has been submitted to the case file. The Company will submit statements and objections regarding the report within the specified timeframe. The other case was finalized in favor of the Company.

On the other hand, a third party filed a lawsuit for the cancellation of the part of the Competition Board stating that the Company did not violated Article 4 and the Council of State cancelled this part of the decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TRY 91,942 in 2019, on the ground that the Company violated Article 4. Afterwards, The Competition Authority accepted some of the objections and reduced the administrative fine to TRY 61,294 with its decision. The aforementioned fine that amount of TRY 61,294 was paid discount, in the amount of TRY 45,971. A decision was made against

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

the Company at the first instance and appeal stages in the lawsuit that filed for cancellation of the fine. The appeal process is pending.

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

The Competition Authority initiated an investigation to ascertain whether there was a breach of Article 4 of Law No. 4054 through the establishment of gentleman's agreements within the labor market. The Investigation Report was formally served to the Company on 7 May 2023. In response, the Company submitted its written defense concerning the findings and conclusions, and an oral defense hearing was conducted on 13 February 2024. Following the investigation, it was resolved on 27 February 2024 to impose an administrative fine of TRY 57,301 on the Company. This amount has been recognized as a liability in the consolidated financial statements dated 30 June 2025. The reasoned decision was formally notified to the Company on 5 August 2025. The fine will be settled within one month from the date of notification with a 25% reduction, and an action for annulment will be brought against the decision.

ICTA Investigation Regarding the R&D Obligations

ICTA conducts annual investigations to examine whether the company fulfills its obligations arising from the relevant legislation regarding the provision of a certain portion of its investments in the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SME suppliers established to develop products or systems in Turkey, and a certain portion from products determined to be certified as domestic goods within the framework of the relevant legislation. As a result of the audits carried out for the 2013-2018 period, a total of TRY 95,487 administrative fines were imposed on the company, and these fines were paid in the amount of TRY 71,615 by taking advantage of the early payment discount, but the legal processes initiated for the cancellation of the fines are ongoing.

In addition, ICTA conducts routine investigations regarding 3G and 4.5G investment obligations. This review process is ongoing for the periods 2018-2021.

Refunds Investigation

ICTA examined whether the refund transactions to subscribers were in compliance with the Board Decisions regulating the refund procedures for postpaid and prepaid subscribers. As a result of the investigation, the Board imposed various administrative fines on the Company for the periods 2010-2018. The related administrative fines were paid in the previous years and the amount stated to be underpaid to the subscribers was paid on May 18, 2023 in the amount of TRY 98,333 together with late payment interest. The legal process initiated by the company, requesting the cancellation of the relevant transaction and the fine, is pending in the appeal stage.

Turkcell and Superonline are currently undergoing refund investigations on a similar matter and Turkcell is currently undergoing an ongoing investigation on the Return of Remaining TRY on Prepaid Lines (01.03.2019-30.04.2021 Period). Verbal defense meetings were held on 29 April 2025 within the scope of the Refund Insvestigations (Board Decision No. 57) against Turkcell and Superonline. The verbal defense meeting for the ongoing Investigation on Return of Remaining TRY on Prepaid Lines regarding Turkcell was held on 18 February 2025. On the other hand, the Investigation on Return of TRY Remaining on Prepaid Lines for the next period (01.05.2021-30.09.2022 Period) has been initiated for our Turkcell the Investigation Report including the findings of violations was notified to Company on 25 April 2025. Our written defense regarding the violation findings in the Investigation Report was submitted to the ICTA on 26 May 2025.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA imposed an administrative fine of TRY 99,132 on the Company. The administrative fine was paid on 31 January 2024 as TRY 74,349 with early payment discount. The Company filed five separate lawsuits in total for the cancellation of the administrative fines and related transactions. The cases are pending. The examination process of a similar investigations about Number Porting (Turkcell) Subscription Agreements (Superonline) are also ongoing.

ICTA – Investigation on Idendity Verification Regulation

The ICTA stated that Turkcell and Superonline failed to comply with the face-to-face verification procedures of the Identity Verification Regulation and recorded biometric data in their subscription processes. It was assessed that administrative fines could be imposed on Turkcell and Superonline for four separate violations.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". Our written defenses were submitted to the ICTA on 11 March 2024. The investigations are ongoing. Within the scope of the investigation, a verbal defense meeting was held on 3 December 2024.

Violation of Board Decision (Board Decision No. 412 – NetGSM) Inspection

An investigation was initiated against our Company for not providing services (In violation of the relevant legislation and the Board Decision No. 2024/UK-ETD/412) to Netgsm's subscribers who want to receive services from our network through new subscription or number portability within the scope of the Virtual Mobile Network Service (VMMS) authorization. Within the scope of the investigation, our written explanations regarding the violation determination were prepared and submitted to the ICTA. On 14 January 2025, a verbal defense meeting was held. A lawsuit has been filed for the annulment of Board Decision No. 2024/UK-ETD/412. The Court rejected the case. The Company appealed the decision before the Regional Administrative Court.

Other Investigations Conducted by ICTA

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have already been concluded is presented below.

a)  Investigation of compliance with the criteria and target values defined in the legislation regarding 3N and 4.5N Mobile Communication Systems,

b)  Investigation of compliance with the obligation regarding mobile service quality notifications,

c)  Investigation on whether the Company fulfills its obligations in relation to Value Added Electronic Communication Services,

d)  Investigation of compliance with the legislation regarding subscription termination processes,

e)  Investigation Regarding the Non-Blocking of Calling Line Identification (CLI) in Violation of the Relevant Provisions of the Principles and Procedures for the Use of Calling Line Information as CLI

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Other Investigations Conducted by ICTA (continued)

All administrative fines imposed as a result of routine or specific inspections conducted by ICTA have been paid with early payment discount, and legal proceedings initiated for some of them in line with the opinions of the legal counsel for their cancellation are ongoing. The total amount of the related administrative fines paid in the past period is TRY 29,628.

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have not been concluded is presented below.

a)  Investigation regarding the compliance of the works and transactions carried out in the processes from the submission to the finalization of the facility sharing request with the relevant legislation,

b)  Investigation of whether the obligations defined in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions are fulfilled

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TRY 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. On the other hand, additional TRY 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason. Upon the conclusion of three lawsuits against the Company, an individual application was made to the Constitutional Court and the process is ongoing.

General Assessment of Ongoing Litigation and Investigation

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, there is no additional provision recognized in the consolidated financial statements as at and for the period ended 30 June 2025 (31 December 2024: TRY 249,519). The provision allocated for ongoing investigations, inquiries, lawsuits, and audits represents the Company Management's best estimate; however, the results of these proceedings may differ from the Group's assessments.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 30 June 2025 and 2024.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	30 June 2025	30 June 2024
Short-term benefits	191,215	179,915
Long-term benefits	467	-
Termination benefits	183	355
	191,865	180,270

The following transactions occurred with related parties:

	30 June	30 June
Revenue from related parties	2025	2024
Türk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	648,485	674,656
Enerji Piyasaları İşletme A.S. (“EPIAS”) (*)	235,408	203,730
Türk Hava Yolları A.S. (“THY”) (*)	222,889	269,891
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	139,224	112,131
Gunes Express Havacilik A.S. (“Sun Express”) (*)	139,090	140,815
Turk Telekomunikasyon A.S. (“TT”)(*)	81,846	78,385
TOGG (**)	71,954	39,868
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. (“Turksat”)(*)	68,671	100,230
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	42,890	27,116
Turkiye Hayat ve Emeklilik A.S.(*)	41,182	53,608
Türkiye Sigorta A.Ş. ("Türkiye Sigorta")(*)	35,000	41,584
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	28,717	24,271
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	27,730	22,821
Ziraat Katılım Bankasi A.S. (“Ziraat Katilim”)(*)	14,452	5,698
BIST (*)	8,140	6,358
Other	50,950	33,668
	1,856,628	1,834,830

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

(**) Related parties which is associate.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

	30 June	30 June
Related party expenses	2025	2024
Türk Telekomünikasyon A.S (*)	1,257,700	1,074,065
TT Mobil (*)	1,188,440	724,007
EPIAS (*)	697,468	411,875
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	664,324	20,022
T.C. Hazine ve Maliye Bakanlığı	150,627	142,336
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	149,275	561,254
PTT (*)	77,546	67,414
Turksat (*)	51,810	38,409
Others	243,039	332,759
	4,480,229	3,372,141

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

As of 30 June 2025, the Group has recognized a right-of-use asset amounting to TRY 8,245,472 and a lease liability amounting to TRY 7,923,109 in its statement of financial position in accordance with the lease agreement signed with BOTAŞ. In relation to this agreement, an interest expense of TRY 131,722 is included in the consolidated statement of profit or loss for the six-month interim period ended 30 June 2025.

Details of the financial assets and liabilities with related parties as of 30 June 2025 and 31 December 2024 are as follows:

	30 June	31 December
	2025	2024
Banks - Time deposits	17,100,529	29,922,497
Banks - Demand deposits	1,141,379	946,846
Receivables from reverse repo	60,743,857	14,437,191
Financial investment (*)	7,217,136	5,632,367
Bank borrowings	(4,698,804)	(11,261,911)
Debt securities issued	(575,674)	(1,079,937)
Lease liabilities	(8,672,016)	(130,643)
Impairment loss provision associated with bank deposits and other financial assets	(2,466)	(4,341)
	72,253,941	38,462,069

(*) Financial investments are consist of bonds and currency protected time deposit.

As of 30 June 2025, the amounts of letters of guarantee given to the related parties is TRY 2,219,396 (31 December 2024: TRY 683,138).

Details of the time deposits at related parties as of 30 June 2025 and 31 December 2024 are as follows:

Details of the time deposits at related parties

	30 June	31 December
	2025	2024
Ziraat Bankasi	7,652,192	7,364,520
Ziraat Kat&inodot;l&inodot;m	5,483,944	4,910,583
Vakifbank	3,538,928	10,217,822
Halkbank	425,465	7,429,572
	17,100,529	29,922,497

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Details of the reverse repo

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	30 June 2025
4,843,490	EUR	2.25% - 4.00%	July - Aug 2025	60,743,857
				60,743,857

Details of the time deposits at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	30 June 2025
224,120	EUR	1.9%	July 2025	10,440,452
3,448,051	TL	47.5%	July 2025	3,452,546
80,529	USD	3.5%	July 2025	3,207,531
				17,100,529

Details of the bank borrowings at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	30 June 2025
4,418,000	TL	41.0% - 53.0%	July 2025	4,445,829
235,000	TL	53.1%	August 2027	242,975
10,000	TL	47.5%	July 2025	10,000
				4,698,804

Details of the debt securities issued at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	30 June 2025
550,000	TL	40.0% - 46.5%	July 2025- September 2025	575,674
				575,674

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Maturity	30 June 2025
TL	12.75% - 62.25%	2025 - 2034	8,672,016
			8,672,016

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Interest income to related parties

	30 June 2025	30 June 2024
Vakifbank	679,003	3,762,354
Ziraat Bankasi	559,493	487,316
Halkbank	336,808	1,264,906
Ziraat Kat&inodot;l&inodot;m	91,131	111,816
Other	643	1,342
	1,667,078	5,627,734

Interest expense to related parties

	30 June 2025	30 June 2024
Vakifbank	911,111	1,102,778
Halk Varl&inodot;k Kiralama A.S. ("Halk Varl&inodot;k Kiralama")	180,614	188,200
Ziraat Bankasi	1,790	78,828
Halkbank	2,171	15,046
Other	82	6,208
	1,095,768	1,391,060

The revenues obtained from the related parties of the Group generally consist of telecommunications services, call center services, and other services. The transactions between the Group and EP&Idot;A&Scedil; involve the provision of energy services; the transactions with BOTA&Scedil; involve the provision of infrastructure services; the transactions with Halk Bank, Ziraat Bank, Ziraat Investment, and Vak&inodot;fbank involve banking services; the transactions with Türksat involve telecommunications services; and the transactions with BIST arise from stock exchange activities. The receivables from related parties are unsecured.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19.	Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 30 June 2025 and 31 December 2024 are as follows:

			Effective Ownership Interest
Subsidiaries Name	Country of Incorporation	Business	30 June 2025 (%)	31 December 2024 (%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Turkcell Sat&inodot;&scedil;	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Ödeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell Bulut (***)	Türkiye	Cloud solutions services	-	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Müzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasian	Netherlands	Telecommunications investments	100	100
Kıbrıs Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Technologies	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Rehberlik (*)	Türkiye	Directory assistance	-	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Paycell LLC (**)	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
Sofra	Türkiye	Meal coupons and cards	100	100
Artel	Türkiye	Data processing	100	100
Ultia	Türkiye	Information technology	100	100
TDC	Türkiye	Data center and cloud services	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100

			Effective Ownership Interest
Associate Name	Country of Incorporation	Business	30 June 2025 (%)	31 December 2024 (%)
TOGG	Türkiye	Electric passenger car development, production and trading activities	23	23

(*) The liquidation process of Rehberlik Hizmetleri Servisi A.Ş. was completed as of 11 March 2025.

(**) As of 27 January 2025, it was decided to liquidate Paycell LLC, established in Ukraine.

(***) As of 7 May 2025, The Company was merged with Lifecell Dijital Servisler.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20.	Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

a) Associates	30 June 2025	31 December 2024
TOGG	4,056,683	6,176,747

The movement of investments accounted for using the equity method is as follows

	30 June 2025	30 June 2024
Opening balance	6,176,747	9,887,512
Shares of profit	(2,120,064)	(1,110,756)
Closing balance	4,056,683	8,776,756

21.	Discontinued operations

As per the Group's Board of Directors' decision dated 20 December 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries.

As of 9 September 2024, cash amounting to TRY 17,777,962, was received by the Group in accordance with the share purchase agreement.

As of 9 September 2024, other receivables related to the purchase amounting to TRY 677,553 were accrued. Upon completion of the closing transactions with the buyer on 4 August 2025, the amount was finalized at TRY 490,150. The difference of TRY 187,403 has been reported under discontinued operations in the current period.

As at 30 June 2024, the statement of profit or loss of a disposal group for the year are presented below:

1 January- 30 June 2024
Revenue	6,997,385
Cost of revenue	(4,513,652)
Gross profit	2,483,733
Selling and marketing expenses	(398,273)
Administrative expenses	(254,171)
Other operating income/(expense), net	27,423
Operating profit	1,858,712
Net finance costs / income	(69,975)
Profit before income tax	1,788,737
Tax benefit /(expense)	(284,077)
Profit/(loss) for the year from discontinued operations	1,504,660

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2025

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2025 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21.	Discontinued operations (continued)

The net cash flows incurred by the disposal group are, as follows:

1 January-
30 June 2024
Cash flows from operating activities	4,113,700
Cash flows from investing activities	(1,849,096)
Cash flows from financing activities	(731,881)
Net cash (outflow)/inflow	1,532,723

1 January-
30 June 2024
Foreign currency translation reserve	8,554,676
Reserve of disposal group classified as held for sale	8,554,676

22.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year.

23.	Subsequent events

The redemption and coupon payment of the financing bond with a nominal amount of TRY 230,000, a maturity of 97 days and an annual simple interest rate of 46.00% was made on 2 July 2025.

Under the scope of the new issuance authorization, the Company submitted an application to the Capital Markets Board of Turkey (CMB) on 2 July 2025, for the approval of an issuance limit for Sukuk Certificates with a nominal value of TRY 2,500,000.

The Company, a new Capital Markets Board (CMB) approval was obtained on 23 July 2025, valid for one year, for the issuance of Turkish Lira-denominated lease certificates based on a management agreement, up to a total amount of TRY 2,000,000, to be issued domestically in different amounts and at different times, through private placement and/or sales to qualified investors without a public offering, in accordance with capital markets regulations.

Within the scope of the TRY 10,000,000 issuance limit approved by the Capital Markets Board, the book building of the financing bond issuance of the Company with a maturity date of 20 November 2025, an annual simple interest of 41.50% with a nominal amount of TRY 1,500,000 to qualified investors within Türkiye, without a public placement was completed, and the securities will be transferred to the investor accounts on 13 August 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: August 14, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: August 14, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: August 14, 2025	By:	/s/ Nuri Burak Konuk
		Name:	Nuri Burak Konuk
		Title:	Group Financial Reporting Director